      As filed with the Securities and Exchange Commission on July 30, 1998
                                                           Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ---------------------
                                    FORM SB-2

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              ---------------------
                                METALOGICS, INC.
              (Exact name of Small Business Issuer in its charter)

        Delaware                         7372                     23-2840348
(State or jurisdiction of       (Primary standard industrial   (I.R.S. employer
incorporation or organization)   classification code number) identification no.)

                           Riverview Historical Plaza
                         33-41 Newark Street, Suite 4-C
                            Hoboken, New Jersey 07030
              telephone: (201) 656-0906; facsimile: (201) 656-0901
   (Address and telephone number of principal executive offices and principal place of business)

                                WILLIAM P. DOYLE
                      President and Chief Executive Officer
                           Riverview Historical Plaza
                         33-41 Newark Street, Suite 4-C
                            Hoboken, New Jersey 07030
              telephone: (201) 656-0906; facsimile: (201) 656-0901
            (Name, address and telephone number of agent for service)
                              ---------------------
                                   Copies to:

 STEPHEN A. WEISS, ESQ.      MARK J. HYLAND, ESQ.    THOMAS J. POLETTI, ESQ.
SPENCER G. FELDMAN, ESQ.        Seward & Kissel       SUSAN B. KALMAN, ESQ.
   Greenberg Traurig        One Battery Park Plaza  Freshman, Marantz, Orlanski,
200 Park Avenue, 15th Floor New York, New York 10004      Cooper & Klein
 New York, New York 10166   telephone: (212) 574-1200  9100 Wilshire Boulevard,
                                                            Suite 8E
telephone: (212) 801-9200   facsimile: (212) 480-8421      Beverly Hills,
                                                         California 90212
facsimile: (212) 801-6400                             telephone: (310) 273-1870
                                                      facsimile: (310) 274-8357

     Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ---------------------
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                         CALCULATION OF REGISTRATION FEE

================================================================================

                                                             Proposed            Proposed
                                                              Maximum             Maximum
       Title of Each Class of           Amount to be      Offering Price    Aggregate Offering       Amount of
    Securities to be Registered          Registered        Per Share(2)          Price(2)         Registration Fee
-------------------------------------------------------------------------------------------------------------------
Common Stock, $.0001 par value.....       2,645,000(1)     $ 13.00           $34,385,000           $ 10,143.58
-------------------------------------------------------------------------------------------------------------------
Representatives' Warrants to
 Purchase Common Stock ............         230,000        $  .001           $       230           $      0.07
-------------------------------------------------------------------------------------------------------------------
Common Stock issuable upon
 exercise of Representatives'
 Warrants .........................         230,000(3)     $ 15.60           $ 3,588,000           $  1,058.46
-------------------------------------------------------------------------------------------------------------------
    Total ...............................................................    $37,973,230           $ 11,202.10

================================================================================

-------------
(1) Includes 345,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any.


(2) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a).


(3) Consists of shares of Common Stock issuable upon exercise of Representatives' Warrants issued to the Representatives of the several Underwriters.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale there securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                   SUBJECT TO COMPLETION, DATED JULY 30, 1998
PROSPECTUS


                                2,300,000 Shares


                                METALOGICS, INC.

                                  Common Stock
                                  ------------
     All of the 2,300,000 shares of Common Stock (the "Common Stock") offered hereby are being sold by Metalogics, Inc. (the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company and there can be no assurance that any active trading market will develop. It is currently estimated that the initial public offering price will be between $11.00 and $13.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company intends to apply to list the Common Stock on the American Stock Exchange ("Amex") under the symbol "ML."
                              ---------------------
The Common Stock offered hereby involves a high degree of risk. See "Risk Factors" beginning on page 7 hereof for a discussion of material factors that should be considered by prospective purchasers of the Common Stock.
                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.
================================================================================

                      Price to    Underwriting Discounts and    Proceeds to
                       Public           Commissions(1)          Company(2)
--------------------------------------------------------------------------------
Per Share .........     $                    $                 $
--------------------------------------------------------------------------------
Total(3) ..........     $                    $                 $

================================================================================
(1) Excludes the value of warrants to be issued to the representatives of the several Underwriters listed below (the "Representatives") to purchase up to 230,000 shares of Common Stock (the "Representatives' Warrants"). The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the offering payable by the Company estimated to be $500,000.

(3) The Company has granted the Underwriters a 45-day option to purchase up to 345,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $          , $           and $          , respectively. See "Underwriting."
                            ---------------------
     The shares of Common Stock are offered by the several Underwriters, when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of share certificates will be made against payment therefor at the offices of Cruttenden Roth Incorporated in Irvine, California or through the facilities of
the Depository Trust Company, on or about     , 1998.


CRUTTENDEN ROTH
  INCORPORTED


                             JOSEPHTHAL & CO. INC.

                                                        BARINGTON CAPITAL GROUP

                The date of this Prospectus is           , 1998

                   [Picture of ICM Graphical User Interface]
















     Metalogics(TM) and Intelligent Configuration Management(TM) are trademarks of the Company. This Prospectus may also contain trademarks of companies other than the Company.
                            ---------------------
     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."
                            ---------------------
     The Company intends to furnish annual reports to stockholders containing audited financial statements certified by an independent public accounting firm and make available unaudited quarterly reports for the first three fiscal quarters of each fiscal year and such other periodic reports as it may determine to be appropriate or as may be required by law.

                              PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Financial Statements (including the notes thereto) appearing elsewhere in this Prospectus. This Prospectus contains, in addition to historical information, forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risks and uncertainties. Factors that could cause or contribute to such differences include those discussed in "Risk Factors" and elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus
(i) assumes that the Underwriters' over-allotment option as described in "Underwriting" is not exercised and (ii) excludes 230,000 shares of Common Stock reserved for issuance upon the exercise of the Representatives' Warrants and 1,000,000 shares of Common Stock reserved for issuance under the Company's 1998 Stock Option Plan. See "Management--Stock Option Plan," "Description of Securities" and "Underwriting."


                                  The Company

General


     The Company provides enterprise network management solutions designed to assess the status and interoperability of enterprise-wide computer and microprocessor-embedded systems predominantly to the healthcare industry. An essential element of the Company's enterprise management solution is its proprietary network assessment software tool, known as Intelligent Configuration Management ("ICM"), which dynamically assesses and monitors the interactions within and among network software and devices connected to an enterprise system and allows for real-time additions, changes and deletions of software and devices from those systems. The Company provides a full range of network and Internet management assessment and mitigation services, including network redesign and upgrading, to ensure the reliability of an organization's enterprise network and to enhance the productivity and efficiency of hospitals and other healthcare providers. Using the Company's ICM software, the Company believes that healthcare organizations can better manage their information technology ("IT") infrastructure on an ongoing basis or allow the Company to provide such services on an outsourcing basis.

     The Gartner Group estimates that the network and systems management market will grow to $10.0 billion by the year 2000 from $4.5 billion in 1997. The Company has targeted the healthcare industry, one of the largest industries in the United States accounting for an estimated 14.4% of 1996 gross domestic product, according to the U.S. Bureau of Labor Statistics. The Company believes that hospitals and other healthcare organizations have substantial needs for IT management due to the diverse range of their interconnected network devices. Based on the Company's experience with its hospital clients that generate more than $2.0 billion in annual revenue, the Company believes that these larger hospitals generally have more than 5,000 beds, 15,000 desktop computers, 1,000 servers and network devices and 45,000 biomedical devices. Currently, a substantial focus of the Company's internal marketing efforts is year 2000 ("Y2K") assessment and mitigation with respect to biomedical devices. Software Productivity Research estimates that the cost of fixing the Y2K problem in the United States alone is expected to reach $3.6 trillion by 2005. According to the Gartner Group, more than 87% of hospitals and healthcare organizations reported in late 1997 that they are just beginning their Y2K compliance efforts and, according to USA Today, of the approximately 6,000 hospitals in the United States, only 30% of them have prepared formal Y2K plans.

     The Company has entered into a teaming agreement with Comdisco, Inc. ("Comdisco"), a leading technology services company. Pursuant to such agreement, Comdisco and the Company have agreed to, on a project-by-project basis, jointly market the Company's software and services and Comdisco's services, including Y2K compliance testing, to prospective clients, jointly bid on proposals and jointly perform contracted for services. Since inception, the Company has entered into agreements with a number of healthcare organizations covering more than 60 facilities and including many large hospital systems such as North Shore/Long Island Jewish Health System, New York University Hospital Center and University of Pennsylvania Health System. The Company has entered into several significant contracts during the first half of 1998. Under the terms of these contracts, the Company licenses its software and performs related services to assess clients' computer networks, information systems and biomedical equipment, including for Y2K compliance. As of June 30, 1998, the Company had entered into contracts with a value of approximately $5.3 million, of which approximately $2.2 million in revenue had been recognized through June 30, 1998 and $3.1 million may be recognized over the remaining term of these contracts. However, since the contracts are cancellable by the client, there can be no assurance that all of the remaining revenue will be recognized.


Industry Background and Trends

     Present day IT networks are characterized by increasing complexity and ongoing transformation. As microprocessors are used increasingly in non-computer devices, the definition of an organization's IT network continues to expand. From an IT standpoint, managing the resultant network has become increasingly difficult, especially within large organizations. As these systems continue to expand and become more complex, the Company believes there exists a need for enterprise management software tools that are designed to monitor and mitigate unforeseen and untimely system problems.

     The Company believes that the healthcare industry provides a significant market opportunity for its enterprise management solutions due to (i) the expansion of complex computer networks and other devices, (ii) the continued integration of disparate clerical and administrative services, (iii) the need of the healthcare industry to upgrade its IT infrastructure, (iv) the increase in industry consolidation, (v) the increasing use of integrated systems in the delivery of patient care and (vi) the lack of adequate internal infrastructure to manage rapidly-growing IT networks.

     The Y2K problem represents a significant example of the increasing complexity and potentially destructive problems technology managers encounter. In the healthcare industry, downtime is deemed unacceptable due to patient care implications. Accordingly, the Company believes that companies which have developed enterprise management solutions that can also successfully mitigate Y2K problems have a significant competitive advantage.


Growth Strategy

     The Company's objective is to leverage the ability of its ICM software to quickly and efficiently assess existing and potential enterprise network problems and thereby become a leading provider of enterprise network management solutions. The key elements of the Company's growth strategy include the following:

  o Using Y2K Projects to Drive Recurring Revenues. During the next 18 months the Company expects to devote substantial resources towards assisting healthcare clients in assessing and mitigating their computer networks and information systems for Y2K compliance. The Company's goal is to expand its client base through the initial installation of the Company's ICM software as part of the client's Y2K compliance effort, and the continued application by the client of the ICM software for general enterprise management, which will provide the Company with a source of recurring revenues.

  o Outsourcing of Client Network Systems Management. The Company plans to actively market its ability to assume numerous IT management functions that organizations may elect to outsource. The Company believes its healthcare industry experience and extensive knowledge of clients' computer networks and information systems from its Y2K assessment and mitigation efforts is an advantage in developing this potential source of outsourcing business.

  o Providing Internet Management Solutions. Consolidation in the healthcare industry has presented many organizations with the problem of integrating diverse IT networks and systems to provide the combined entities with not only basic functionality, but also efficient operations. The Company's goal is to capitalize on this situation by offering Internet management solutions to integrate and manage disparate networks at separate locations. The Company's ICM software is Internet-compatible and Java-based. A Company client can deploy and use the ICM software through its intranet, create a multi-location enterprise management system linked by the Internet or centralize on the Company's computer servers certain aspects of a client's enterprise management system (such as the ICM software data), that is then linked to the client's site through the Internet. In addition, the ICM software can be used to provide Internet management solutions in which numerous, disparate client networks at separate locations can be integrated and managed.

  o Leveraging its Strategic Alliance with Comdisco. The Company seeks to leverage the substantial resources and established reputation of Comdisco to support its marketing efforts. It is expected that Comdisco will provide test equipment lease financing and biomedical refurbishing services to clients under joint proposals with the Company. In addition, Comdisco has agreed to consider financing certain Y2K mitigation projects (based on applicable terms), although to date no such financing has yet been provided. The Company is currently bidding on a number of client projects in collaboration with Comdisco.The Company believes that its strategic alliance with Comdisco provides it with a competitive advantage in marketing its products and services. Comdisco is a Fortune 500 company, with 1997 revenues of $2.8 billion and assets of $6.4 billion.

  o Pursuing Selective Acquisitions. The Company may broaden its client base and enter new industries by acquiring other companies, technologies and expertise that complement the Company's enterprise management solution. While from time to time the Company evaluates potential acquisitions of companies, technologies and products, there are no present understandings, commitments or agreements with respect to any such transaction.


History

     The Company was incorporated in the State of Delaware in February 1996 as Meta4, Inc. and subsequently changed its name to Metalogics, Inc. The Company's principal executive offices are located at Riverview Historical Plaza, 33-41 Newark Street, Suite 4-C, Hoboken, New Jersey 07030, and its telephone number is (201) 656-0906.


                                 The Offering


Common Stock offered ...............  2,300,000 shares
Common Stock to be outstanding after
  the Offering .....................  6,000,000 shares
Use of Proceeds ....................  The Company intends to use the net proceeds of this offering to finance
                                      current Y2K assessment and expected miti-
                                      gation projects, to expand sales and
                                      marketing, to enhance the Company's
                                      ongoing product development programs
                                      and for working capital and general
                                      corporate purposes. See "Use of Proceeds."
Proposed Amex Symbol ...............  ML

                            Summary Financial Data

                                     February 20, 1996                               Three Months ended
                                    (date of inception)                                   March 31,
                                             to                 Year ended       -----------------------------
                                     December 31, 1996      December 31, 1997         1997            1998
                                   ---------------------   -------------------   -------------   -------------
Statement of Operations Data:
Revenue, net of contract
  expenses .....................        $  407,201             $1,649,699         $  208,950      $  432,945
Cost of revenue ................           280,612              1,079,495            137,755         240,839
                                        ----------             ----------         ----------      ----------
Gross profit ...................           126,589                570,204             71,195         192,106
Operating expenses:
  Selling, general and
   administrative ..............            59,327                781,062             99,455         322,436
  Depreciation .................             2,268                 17,870              1,113          11,826
   Research and development                     --                443,842              2,512         102,364
                                        ----------             ----------         ----------      ----------
Income (loss) from
  operations ...................            64,994               (672,570)           (31,885)       (244,520)
Interest income ................                --                    862                 --              59
                                        ----------             ----------         ----------      ----------
Income (loss) before income
  taxes ........................            64,994               (671,708)           (31,885)       (244,461)
                                        ----------             ----------         ----------      ----------
Income tax expense
  (benefit) ....................            84,257                (65,309)            32,307              --
                                        ----------             ----------         ----------      ----------
Net loss .......................        $  (19,263)            $ (606,399)        $  (64,192)     $ (244,461)
                                        ==========             ==========         ==========      ==========
Net loss per share -- basic
  and diluted(1) ...............        $    (0.01)            $    (0.16)        $    (0.02)     $    (0.07)
                                        ==========             ==========         ==========      ==========
Weighted average number of
  shares outstanding --
  basic and diluted(1) .........         3,700,000              3,700,000          3,700,000       3,700,000


                                                          March 31, 1998
                                                 ---------------------------------
                                                      Actual        As Adjusted(2)
                                                 ---------------   ---------------
Balance Sheet Data:
Cash .........................................    $    129,201       $25,297,201
Working capital (deficit) ....................      (1,113,390)       24,054,610
Total assets .................................         461,372        25,629,372
Total liabilities ............................       1,330,995         1,330,995
Total stockholders' (deficit) equity .........        (869,623)       24,298,377

-------------
(1) For information concerning the calculation of loss per share, see Note 1 of Notes to Financial Statements.

(2) Adjusted to give effect to the sale by the Company of 2,300,000 shares of Common Stock offered hereby at an assumed initial public offering price of $12.00 per share, after deduction of underwriting discounts and commissions and estimated offering expenses and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

     This Prospectus contains, in addition to historical information, forward-looking statements, including, but not limited to, statements regarding the Company's anticipated revenue from existing contracts for assessment services and potential revenue from mitigation services and software licensing and maintenance fees not yet contracted for, the Company's plans to open additional sales offices, hire additional personnel and purchase computer and testing equipment, the successful implementation of the Company's strategies, acquisitions, future growth, growth rates and future increases in revenues, sales, expenses, capital expenditures and net earnings. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "may," "will," "intends," "estimates" and similar expressions are intended to identify forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risks and uncertainties set forth below and elsewhere in this Prospectus. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Prospectus. An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information set forth in this Prospectus, in connection with an investment in the shares of Common Stock offered hereby.


Going Concern Assumption; Future Capital Needs Uncertain; No Assurance of Future Financing

     The Company's independent auditors' report on the Company's financial statements as of December 31, 1997 and for the year then ended contains an explanatory paragraph indicating that the Company's operating losses since inception, working capital deficiency and net capital deficiency raise substantial doubt about its ability to continue as a going concern. In addition, the Company had an accumulated deficit of $870,123 and a working capital deficit of $1,113,390 as of March 31, 1998. The Company may require substantial additional funds in the future, and there can be no assurance that the Company's future financial statements will not include a similar explanatory paragraph if the Company is unable to raise sufficient funds or generate sufficient cash from operations to cover the cost of its operations. The existence of the explanatory paragraph may materially adversely affect the Company's relationship with prospective customers, suppliers and strategic alliances, and therefore could have a material adverse effect on the Company's business, financial condition and results of operations.

     The net proceeds from this offering are estimated to be $25,168,000, assuming no exercise of the Underwriters' overallotment option. The Company's future capital requirements will depend upon numerous factors, including the progress of the Company in retaining mitigation service contracts, particularly with respect to Y2K compliance, and the amount of revenues generated from operations, if any, none of which can be predicted with certainty. The Company anticipates that the proceeds of this offering, together with existing capital resources and cash generated from operations, if any, will be sufficient to meet the Company's cash requirements for at least the next 12 months at its anticipated level of operations, which entail increases in spending for sales and marketing, product development and costs associated with hiring additional personnel. However, the Company may seek additional funding during the next 12 months and will likely seek additional funding after such time. There can be no assurance that any additional financing will be available on acceptable terms, or at all, when required by the Company. Moreover, if additional financing is not available, the Company could be required to reduce or curtail the level of its operations, seek an acquisition partner or sell securities on terms that may be highly dilutive or otherwise disadvantageous to investors purchasing the shares of Common Stock offered hereby. The Company has in the past and may continue to experience operational difficulties due to working capital constraints. Any such difficulties or delays could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and Note 1 to Notes to Financial Statements.


New High Technology Business; Dependence on Single Product

     The Company is subject to the risks inherent in the establishment of a new high technology business. To address these risks, the Company must, among other things, respond to competitive developments, respond to rapid technological changes, changing client needs and evolving industry standards effectively market its products and services, attract, retain and motivate qualified personnel and enter into and maintain key strategic alliances. The Company's decision to focus efforts on its enterprise management system is predicated on the assumption that, in the future, the number of users of the Company's system will be large enough to permit the Company to operate profitably. There can be no assurance that the Company's assumption will be correct or that the Company will be able to successfully compete as a provider of software and services. Any failure to achieve these goals could have a material adverse effect upon the Company's business, operating results and financial condition.

     In addition, the Company's future profitability will depend substantially on the acceptance of its ICM enterprise management system. The Company's ICM software was first installed in February 1998. There can be no assurance that its ICM enterprise management system will achieve market acceptance to any meaningful level. The Company's ability to effectuate the large-scale introduction of its ICM enterprise management system will be dependent on the hiring and training of additional personnel. Commercial acceptance of its ICM enterprise management system will require the Company to successfully establish additional sales and distribution channels. In the event the Company's marketing efforts are unsuccessful for any reason, the Company's business, operating results and financial condition will be materially and adversely affected. See "Business--The ICM Enterprise Management Software."


Historical Operating Losses and Limited Revenue; Quarterly Fluctuations


     The Company reported a net loss of $606,399 for the year ended December 31, 1997 and $244,461 for the three months ended March 31, 1998 on revenues of $1,649,699 and $432,945, respectively. The Company reported a net loss of $19,263 on revenue of $407,201 for the period from February 20, 1996 (date of inception) to December 31, 1996. Fees from consulting services accounted for approximately 84%, 96% and 100% of the Company's revenues for the three months ended March 31, 1998, the year ended December 31, 1997 and for the period from February 20, 1996 (date of inception) to December 31, 1996, respectively. The losses in 1997 and 1998 reflect the Company's expenditures associated with developing its ICM software and building a marketing program to sell its ICM enterprise management system. There can be no assurance that the expenses incurred in connection with the continuing development and marketing of its ICM enterprise management system will not exceed the Company's expectations, or that its software and services will generate revenue sufficient to offset these expenses. In addition, variations in the Company's revenues and operating results could occur from time to time as a result of a number factors, such as the timing of the Company's revenue. The timing of revenue is difficult to forecast because the Company has limited sales experience. Sales cycles for the Company's products and services can be relatively long, and revenues may depend on factors such as the size and scope of future projects, which are difficult to predict.


Lengthy Sales and Implementation Cycles


     The purchase and implementation of the Company's ICM enterprise management system involves a significant commitment of resources by prospective clients. As a result, the Company's sales process may be subject to delays associated with lengthy approval processes over which the Company has little or no control. These delays may contribute to fluctuations in the Company's operating results, which may have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Marketing and Strategic Relationship with Comdisco."


Reliance on Y2K Assessment and Mitigation Projects


     The Company believes that its (i) near term profitability will depend on its ability to effectively secure short-term Y2K assessment projects (which last from approximately three to five months) and thereafter longer term and higher-value Y2K mitigation projects with such customers, and (ii) future profitability will depend on its ability to effectively market its enterprise management system for applications other than Y2K assessment and mitigation. The Company recognizes that market demand for Y2K assessment and mitigation services, the majority of the work it has performed to date, will likely decrease substantially, and eventually cease, during and after the year 2000. The Company's failure to consistently obtain and complete Y2K assessment and mitigation engagements to its clients' satisfaction would have a material adverse effect on the Company's business, financial condition and results of operations.

Potential Inability to Secure Ongoing Enterprise Management Engagements

     Substantially all of the Company's current agreements with its healthcare clients are for the Company to provide Y2K assessment services. Following the year 2000, the Company's success will depend largely upon its ability to become a full-scale provider of its enterprise management system to existing and additional clients in the healthcare industry. The inability of the Company to secure significant additional ongoing enterprise management engagements following completion of Y2K services would have a material adverse effect on the Company's business, operating results and financial condition.


Client Concentration in Healthcare Sector

     The Company has sold its products and services to date primarily to customers in the healthcare industry. Events such as rapid change of client requirements or increased competition in the healthcare industry could cause the loss of, or significant reduction in orders from, nearly all of the Company's clients. Any industry-specific event which causes the loss of healthcare clients could materially and adversely affect the Company's business, operating results and financial condition. The Company's future profitability will depend on its ability to broaden its client base, of which there can be no assurance.


Potential Liability to Clients; Product Liability Claims

     Most of the Company's client contracts involve projects that are critical to the operations of its clients' businesses and provide benefits that may be difficult to quantify. The Company's failure or inability to perform contracted for services, where such services may include enterprise management outsourcing involving control over clients' networks that have critical patient care service delivery functions, could give rise to claims against the Company or damage its reputation, thereby adversely affecting its business, operating results and financial condition. In addition, the forced break-in by outsiders of clients' networks being managed by the Company on an outsourcing basis could give rise to similar claims against the Company.

     The Company's software product license agreement with its customers for its ICM software typically has contained, and is expected in the future to contain, provisions designed to limit the Company's exposure to potential product liability claims. However, it is possible that the limitation of liability provisions contained in the Company's license agreement may not be effective under the laws of certain jurisdictions. Although the Company has not experienced any product liability claims to date, the sale and support of the ICM software or other future products by the Company may entail the risk of such claims and there can be no assurance that the Company will not be subject to such claims in the future. A product liability claim brought against the Company, regardless of its merit, could have a material adverse effect upon the Company's business, operating results and financial condition. See "Business--Clients and Contracts."


Reliance on Major Customers and Large Contracts

     Historically, substantially all of the Company's revenue has been derived from sales to a relatively small number of customers. During the year ended December 31, 1997, revenue attributable to New York Hospital ("NYH"), a group of 17 hospitals, represented approximately 97% of the Company's total revenues. Revenue from NYH has declined significantly as a percentage of the Company's total revenue in the first quarter of 1998 as the NYH project has been substantially completed. If the Company is unable to broaden its client base and reduce its dependence on large orders from relatively few customers, the loss of, or significant reduction in orders from, any of such clients would materially and adversely affect the Company's business, operating results and financial condition. In addition, most of the Company's client contracts are terminable by the client at will or on relatively short notice, without obligation for future purchases under such contracts by the client. Unanticipated losses of major clients or termination of major client projects could result in the loss of substantial revenue. See "Business--Clients and Contracts."


Rapid Technological Change; Risk of Product Delays or Defects

     The computer software market is characterized by rapid technological change, changing client needs, frequent new product introductions and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards could render the Company's products and services obsolete and unmarketable. The Company's future success will depend in part upon its ability to develop and introduce new products and services on a timely basis that keep pace with technological developments and emerging industry standards and address the increasing sophisticated needs of the user. There can be no assurance that the Company will be successful in marketing its ICM enterprise management system or new products and services that respond to technological changes or evolving industry standards, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new products and services, or that its new products and services will adequately meet the requirements of the marketplace and achieve market acceptance. If the Company is unable, for technological or other reasons, to develop and introduce new products in a timely manner in response to changing market conditions or consumer requirements, the Company's business, operating results and financial condition will be materially adversely affected.

     A significant factor in establishing the competitiveness of the Company will be its ability to continue to enhance its enterprise management software. Software product development schedules are difficult to predict because they involve creative processes, use of new development tools and the learning processes associated with development for new technologies, as well as other factors. Moreover, because of its complexity, software frequently contains undetected errors, failures or "bugs," especially when first introduced or when new versions or enhancements are released. There can be no assurance that despite testing by the Company, errors will not be found in new software developed by the Company. The failure to timely enhance the software technology, or the occurrence of errors in such technology, could adversely affect market acceptance of the Company's ICM software and damage the Company's reputation, which could have a material adverse effect on the Company's business, operating results and financial condition.


Dependence on Retaining and Attracting Key Personnel

     The business of the Company is dependent upon the active participation and technical expertise of its executive officers and key personnel including William P. Doyle, James J. Urbaniak, Ronald L. Cowley and Dr. Revere D. Perkins. The loss of the services of one or more of such persons would have a material adverse effect on the Company. The Company is seeking to obtain $1,000,000 key-man life insurance policy on the life of Mr. Doyle. The Company has five-year employment agreements with Messrs. Doyle and Urbaniak and intends to enter into employment agreements with its other executive officers and key employees.

     The Company's ability to maintain a competitive position also depends, in part, on its ability to attract additional qualified personnel. The New York/Northern New Jersey metropolitan area is a highly competitive job market, and there can be no assurance that key management and personnel will remain employed by the Company, or that the Company will be able to attract sufficient additional personnel to execute its business plan. Although the Company maintains employment and consulting agreements with a number of key personnel, there can be no assurance that the Company's current key personnel will continue to work for the Company or that the Company will be able to obtain the services of additional personnel necessary for the Company's growth. Failure to attract or retain qualified personnel would have a material adverse effect on the Company's business, operating results and financial condition.

     In addition, the Company must continue to attract, retain and motivate qualified technical personnel, such as software engineers and programmers. Currently, a large portion of the Company's business involves the delivery of professional services and is labor-intensive. The Company's success depends in large part upon its ability to attract, develop, motivate and retain qualified technical consultants, particularly project managers and other senior technical personnel. Qualified technical consultants are in great demand and are likely to remain a limited resource for the foreseeable future. Demand is also likely to increase substantially as organizations increasingly devote more resources to implement time-intensive Y2K mitigation strategies. Failure to attract or retain qualified technical personnel would have a material adverse effect on the Company's business, operating results and financial condition.


Competition


     Many of the companies with which the Company competes, or which are expected to offer products or services based on alternatives to the Company's technologies, have substantially greater financial resources, research and development capabilities, sales and marketing staffs and distribution channels than the Company.

There can be no assurance that the Company's ICM enterprise management system will achieve the necessary functionality or cost-effectiveness to compete with existing or future alternatives. Furthermore, there can be no assurance that the Company's competitors will not succeed in developing software or services which are more effective and cost less than those of the Company, or which render the Company's ICM enterprise management system obsolete. The principal competitive factors affecting the market for the Company's services and technologies are the quality, ease of use, performance, architecture and functionality of the software and services developed and marketed by the Company; the effectiveness of the Company in marketing and distributing its software and services, and price. There can be no assurance that the Company will be successful in the face of increasing competition from new technologies or products introduced by existing competitors or by new companies entering the market. See "Business--Competition."


Discretion in Allocation of Net Proceeds

     The Company intends to use approximately 19.4% of the net proceeds of this offering primarily for general corporate purposes, including relocation of the Company's corporate headquarters and possible acquisitions of companies, technologies and products complementary to the Company's business, although the Company has not identified any such acquisition to date. Other than the net proceeds allocated to finance assessment and expected mitigation projects, sales and marketing activities and ongoing product development, the Company has no other specific plans to use the net proceeds of this offering. Accordingly, management will retain broad discretion to allocate a significant portion of the net proceeds of this offering. See "Use of Proceeds."


Limited Intellectual Property Protection

     The Company's ability to compete effectively depends in large part on its ability to develop and maintain proprietary aspects of its technology. The Company relies on a combination of trade secret, copyright and trademark law and nondisclosure agreements to protect its proprietary rights in its products. Existing copyright laws afford only limited protection for the company's products. Despite precautions taken by the Company, it may be possible for unauthorized third parties to copy aspects of its ICM software or future products or to obtain and use information that the Company regards as proprietary. Moreover, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. In addition, some aspects of the Company's products are not subject to intellectual property protection.

     The Company cannot be certain that others will not independently develop substantially equivalent or superseding proprietary technology, or that an equivalent product will not be marketed in competition with the Company's products, thereby substantially reducing the value of the Company's proprietary rights. There can be no assurance that any confidentiality agreements between the Company and its employees will provide adequate protection for the Company's proprietary information in the event of any unauthorized use or disclosure of such proprietary information. See "Business--The ICM Enterprise Management Software; Product Development" and "--Intellectual Property."


Risks Related to Growth through Acquisitions and Managing Growth

     As part of its growth strategy, the Company may expand its client base and enter into new industries by acquiring other software companies, technologies or expertise that complement the Company's ICM enterprise management system. There can be no assurance, however, that the Company will be able to identify, acquire or profitably manage suitable acquisition candidates or successfully integrate such businesses, if acquired, into its operations without substantial costs, delays or other problems. In addition, there can be no assurance that any acquired businesses will be profitable at the time of their acquisition or will achieve or maintain profitability levels that justify its investment or that the Company will be able to realize expected operating and economic efficiencies following such acquisitions. Acquisitions may involve a number of special risks, including adverse effects on the Company's reported operating results, diversion of management's attention, increased burdens on the Company's management resources and financial control systems, dependence on the retention and hiring of key personnel, risks associated with unanticipated problems or legal liabilities and amortization of acquired intangible assets. Any such risks, if not managed effectively, could have an adverse effect on the Company's business, operating results and financial condition. While from time to time the Company evaluates potential acquisitions of companies, technologies and products, there are no present understandings, commitments or agreements with respect to any such transaction.

Government Regulation

     The U.S. Department of Health and Human Services, the Healthcare Finance Administration, the Social Security Administration and certain state agencies regulate certain of the Company's clients, such as hospitals and healthcare organizations. There can be no assurance that such regulations will not materially adversely affect the Company by imposing burdensome regulations on the Company's clients or strategic alliances, or otherwise. Changes in the regulatory environment relating to the healthcare industry could have an adverse effect on the Company. The Company cannot predict the impact that future regulation or regulatory changes may have on its business. See "Business--Government Regulation."

Limitations on Liability and Indemnification Matters; Control by Existing Stockholders; Anti-Takeover Effects

     As permitted by Delaware General Corporation Law, the Company has included in its Certificate of Incorporation a provision to eliminate the personal liability of its directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to certain exceptions. In addition, the By-laws of the Company provide that the Company is required to indemnify its officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary and the Company is required to advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified. The Company has entered into indemnification agreements with its officers and directors containing provisions that are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. See "Management--Limitation on Liability and
Indemnification."

     Immediately following this offering, William P. Doyle, the Chairman, President and Chief Executive Officer of the Company, and James J. Urbaniak, the Executive Vice President for Marketing and Sales and a director of the Company, will together continue to own approximately 61.7% of the outstanding shares of the Company's Common Stock (assuming no exercise of the Underwriters' over-allotment option). As a result, such individuals will have the ability to exercise significant influence over matters regarding the Company and to determine the outcome of all matters submitted to a vote of stockholders, including offers to acquire the Company and election of directors. Such influence may have a significant effect in delaying, deferring or preventing a change in control of the Company. In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which will prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of
Section 203 also could have the effect of delaying or preventing a change of control of the Company. In addition, certain provisions of the Company's Certificate of Incorporation and By-laws, as well as other provisions of Delaware law, could have the effect of delaying, deferring or preventing a change in control of the Company. These provisions include the Company's ability to issue, without further stockholder approval, preferred stock in one or more series which could have rights and preferences senior to the Common Stock. Such rights and privileges could adversely affect the voting power of the holders of Common Stock, or could result in one or more classes of outstanding securities that would have dividend, liquidation or other rights superior to those of the Common Stock. Issuance of such preferred stock may have an adverse effect on the then prevailing market price of the Common Stock. See "Principal Stockholders" and "Description of Securities."

No Prior Public Market; Possible Volatility of Stock Price

     Prior to this offering, there has been no public market for the Company's Common Stock. Accordingly, there can be no assurance that an active trading market will develop or be sustained subsequent to this offering. The initial public offering price of the Common Stock will be determined by negotiations among the Company and the Representatives and may not be indicative of the prices that may prevail in the public market. The Amex, on which the Common Stock is expected to be traded, and the computer software sector, have experienced and are likely in the future to experience significant price and volume fluctuations which could adversely affect the market price of the Common Stock without regard to the Company's operating performance. The trading price of the Common Stock could also be subject to significant fluctuations in response to variations in quarterly operating results, shortfalls in sales or earnings below analyst estimates, developments in the computer software industry, stock market conditions and other factors. There can be no assurance that the market price of the Common Stock will not experience significant fluctuations or decline below the initial public offering price. See "Underwriting."

No Anticipated Dividends

     The Company has not paid any dividends on its Common Stock and, for the foreseeable future, intends to continue its policy of retaining earnings, if any, to finance the development and expansion of its business. See "Dividend Policy."

Dilution

     Purchasers of the Common Stock offered hereby will incur immediate substantial dilution in net tangible book value per share from the assumed initial offering price in the amount of $7.96. To the extent outstanding stock options and warrants to purchase the Company's Common Stock are exercised, there will be further dilution to such new investors. See "Dilution."

Shares Eligible for Future Sale; Potential for Adverse Effect on Stock Price

     Sales of substantial amounts of the Company's Common Stock in the public market or the prospect of such sales could materially and adversely affect the market price of the Common Stock. Upon completion of this offering, the Company will have outstanding 6,000,000 shares of Common Stock. The 2,300,000 shares of Common Stock offered hereby will be immediately eligible for sale in the public market without restriction beginning on the date of this Prospectus. The remaining 3,700,000 shares of Common Stock are restricted in nature and are saleable pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). All officers, directors, stockholders and optionholders of the Company have agreed that they will not, without the prior written consent of Cruttenden Roth Incorporated on behalf of the Underwriters (which consent may be withheld in its sole discretion) and subject to certain limited exceptions, offer, pledge, sell, contract to sell, sell any option or contract to purchase, sell short, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock, or enter into any swap or similar agreement that transfers in whole or in part, any of the economic consequences of ownership of the Common Stock, for a period of 12 months commencing on the date of this Prospectus; provided that such restrictions do not apply to shares of Common Stock sold or purchased in this offering or to shares of Common Stock purchased in the open market following this offering. Cruttenden Roth Incorporated, on behalf of the Underwriters, may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements without notice to the Company's stockholders. The Company also intends to register under the Securities Act shares reserved for issuance pursuant to the Company's 1998 Stock Option Plan.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,300,000 shares of Common Stock offered hereby are estimated to be approximately $25,168,000 ($29,018,200 if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $12.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses.

     The Company intends to use the net proceeds of this offering as follows:




                                                                                        Approximate
                                                                     Approximate        Percentage
Application of Proceeds                                             Dollar Amount     of Net Proceeds
-----------------------                                            ---------------   ----------------
Finance assessment and expected mitigation projects(1) .........     $14,500,000            57.6%
Expand sales and marketing activities(2) .......................       3,000,000            11.9
Enhance ongoing product development(3) .........................       2,800,000            11.1
Working capital and general corporate purposes(4) ..............       4,868,000            19.4
                                                                     -----------           -----
                                                                     $25,168,000           100.0%
                                                                     ===========           =====

------------
(1) Includes the cost of computer and testing equipment and hiring additional personnel to service the Company's recent contracts with its hospital and healthcare organization clients. See "Business -- Clients and Contracts."

(2) Includes the cost of hiring additional sales personnel and opening sales offices in selected cities in the United States. See "Business -- Marketing and Strategic Relationship with Comdisco."

(3) Includes the cost of enhancing the Company's ongoing product development program. See "Business --The ICM Enterprise Management Software; Product Development."

(4) Includes amounts required to pay for, among other things, the proposed relocation of the Company's corporate headquarters to larger space to accommodate its proposed growth and the construction of a network laboratory. See "Business -- Facility."

     The Company may also use a portion of the net proceeds allocated to working capital and general corporate purposes to acquire or invest in companies, technologies or expertise complementary to the Company's business. While from time to time the Company evaluates potential acquisitions of companies, technologies and expertise, there are no present understandings, commitments or agreements with respect to any such transaction. The Company believes that the net proceeds of this offering, together with operating revenues, will be sufficient to meet the Company's capital requirements and projected requirements for working capital through at least the next 12 months. Pending such uses, the Company intends to invest the net proceeds from the offering in investment-grade, interest-bearing securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources."

                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the development and expansion of its business and, therefore, does not anticipate paying any cash dividends on its Common Stock in the foreseeable future.



                                CAPITALIZATION

     The following table sets forth the capitalization of the Company (i) as of March 31, 1998 and (ii) as adjusted to give effect to the sale and issuance of the 2,300,000 shares of Common Stock offered by the Company hereby (after deducting the estimated underwriting discounts and commissions and estimated offering expenses) at an assumed public offering price of $12.00 per share and the application of the net proceeds therefrom as described in "Use of Proceeds." This table should be read in conjunction with the Financial Statements and the notes thereto included elsewhere in this Prospectus.




                                                                                     March 31, 1998
                                                                             ------------------------------
                                                                                 Actual        As Adjusted
                                                                             -------------   --------------
Stockholders' (deficit) equity:
 Preferred Stock, par value $.0001; 5,000,000 shares authorized, no shares
   outstanding, actual and as adjusted ...................................    $       --      $        --
 Common Stock, par value $.0001; 20,000,000 shares authorized;
   3,700,000 shares (actual) and 6,000,000 shares (as adjusted) issued and
   outstanding ...........................................................           370              600
 Additional paid-in capital ..............................................           130       25,167,900
 Accumulated deficit .....................................................      (870,123)        (870,123)
                                                                              ----------      -----------
   Total stockholders' (deficit) equity ..................................      (869,623)      24,298,377
                                                                              ----------      -----------
 Total capitalization ....................................................    $ (869,623)     $24,298,377
                                                                              ==========      ===========


                                   DILUTION

     The net tangible deficit of the Company as of March 31, 1998 was $(936,623) or $(0.25) per share of Common Stock. Net tangible deficit per share represents the amount of net tangible assets, less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 2,300,000 shares of Common Stock offered hereby at an assumed initial public offering price of $12.00 per share, the net tangible book value of the Company as of March 31, 1998 would have been $24,231,377, or $4.04 per share. This represents an immediate increase in net tangible book value of $4.29 per share to existing stockholders and an immediate dilution of $7.96 per share to new investors. The following table illustrates this per share dilution:



   Assumed initial public offering price per share ....................................                $  12.00
      Net tangible deficit per share at March 31, 1998 ................................    $ (0.25)
      Increase in net tangible book value per share attributable to new investors .....       4.29
                                                                                           -------
   Net tangible deficit per share after this offering .................................                    4.04
                                                                                                       --------
   Dilution per share to new investors ................................................                $   7.96
                                                                                                       ========


     The following table summarizes, as of March 31, 1998, the differences in the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price paid per share by existing and new investors:




                                     Shares Purchased          Total Consideration
                                  -----------------------   -------------------------    Average Price
                                     Number      Percent        Amount       Percent       Per Share
                                  -----------   ---------   -------------   ---------   --------------
Existing stockholders .........   3,700,000        61.7%    $       500         0.0%       $  0.00
New investors .................   2,300,000        38.3      27,600,000       100.0        $ 12.00
                                  ---------       -----     -----------       -----
   Total ......................   6,000,000       100.0%    $27,600,500       100.0%
                                  =========       =====     ===========       =====


     The above table assumes no exercise of the Underwriters' over-allotment option. If the Underwriters' over-allotment option is exercised in full, new investors will have paid $31,740,000 for 2,645,000 shares of Common Stock, representing approximately 100.0% of the total consideration for the total number of shares of Common Stock outstanding. See "Underwriting."

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below with respect to the Company's statements of operations for the period from February 20, 1996 (date of inception) to December 31, 1996 and the year ended December 31, 1997, and with respect to the balance sheets at December 31, 1996 and 1997, are derived from the financial statements audited by KPMG Peat Marwick LLP, independent certified public accountants, which are included elsewhere in this Prospectus. The report of KPMG Peat Marwick LLP on the aforementioned financial statements contains an explanatory paragraph that states that the Company's recurring losses from operations since inception, working capital deficiency and net capital deficiency raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The statements of operations data for the three months ended March 31, 1997 and 1998, and the balance sheet data at March 31, 1998 are derived from unaudited financial statements included elsewhere in this Prospectus. The unaudited financial statement data includes all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of the financial position and results of operations for such periods. Operating results for the three months ended March 31, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements (and notes thereto) included herein.

                                            February 20, 1996                                Three Months ended
                                           (date of inception)                                    March 31,
                                                    to                 Year ended       -----------------------------
                                            December 31, 1996      December 31, 1997         1997            1998
                                          ---------------------   -------------------   -------------   -------------
Statement of Operations Data:
Revenue, net of contract expenses .....        $  407,201             $1,649,699         $  208,950      $  432,945
Cost of revenue .......................           280,612              1,079,495            137,755         240,839
                                               ----------             ----------         ----------      ----------
Gross profit ..........................           126,589                570,204             71,195         192,106
Operating expenses:
 Selling, general and administrative .             59,327                781,062             99,455         322,436
 Depreciation .........................             2,268                 17,870              1,113          11,826
 Research and development .............                 -                443,842              2,512         102,364
                                               ----------             ----------         ----------      ----------
Income (loss) from operations .........            64,994               (672,570)           (31,885)       (244,520)
Interest income .......................                 -                    862                  -              59
                                               ----------             ----------         ----------      ----------
Income (loss) before income taxes .....            64,994               (671,708)           (31,885)       (244,461)
                                               ----------             ----------         ----------      ----------
Income tax expense (benefit) ..........            84,257                (65,309)            32,307               -
                                               ----------             ----------         ----------      ----------
Net loss ..............................        $  (19,263)            $ (606,399)        $  (64,192)     $ (244,461)
                                               ==========             ==========         ==========      ==========
Net loss per share--
 basic and diluted ....................        $    (0.01)            $    (0.16)        $    (0.02)     $    (0.07)
                                               ==========             ==========         ==========      ==========
Weighted average number of shares .....
 outstanding--basic and diluted .......         3,700,000              3,700,000          3,700,000       3,700,000


                                         December 31, 1996     December 31, 1997     March 31, 1998
                                        -------------------   -------------------   ---------------
Balance Sheet Data:
Cash ................................        $  11,877            $    1,572         $    129,201
Working capital (deficit) ...........          (32,832)             (735,790)          (1,113,390)
Total assets ........................          169,515               189,839              461,372
Total liabilities ...................          188,278               815,001            1,330,995
Total stockholders' deficit .........          (18,763)             (625,162)            (869,623)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company's Financial Statements (and notes thereto) appearing elsewhere herein. This section contains certain forward-looking statements including, but not limited to, the Company's anticipated revenue from existing contracts for assessment services and potential revenue from mitigation services and software licensing and maintenance fees not yet contracted for, the Company's plans to open additional sales offices, hire additional personnel and purchase computer and testing equipment, the successful implementation of the Company's strategies, acquisitions, future growth, growth rates and future increases in revenues, sales, expenses, capital expenditures and net earnings. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "may," "will," "intends," "estimates" and similar expressions are intended to identify forward-looking statements. The Company's actual results may differ materially from the results discussed in the forward-looking statements as a result of certain factors set forth in "Risk Factors" and elsewhere in this Prospectus.

Overview

     The Company provides enterprise management solutions designed to assess the status and interoperability of enterprise-wide computer and microprocessor-embedded systems predominantly to the healthcare industry. The Company's contracts with its clients provide for two principal sources of revenue: consulting fees from its enterprise management services and licensing and maintenance fees from its ICM software. Fees from services accounted for approximately 84%, 96% and 100% of the Company's revenues for the three months ended March 31, 1998, the year ended December 31, 1997 ("Fiscal 1997") and the period from February 20, 1996 (date of inception) to December 31, 1996 ("Fiscal 1996"), respectively.

     All of the Company's client contracts to date have been "fixed fee" contracts, pursuant to which the Company is paid a fixed amount for delineated tasks. The Company recognizes revenues from consulting services as the services are provided. Amounts billed relating to future periods are deferred until services are provided in the future periods. On fixed fee engagements, revenue and gross profit adjustments are made to reflect revisions in estimated total costs and contract values. Estimated losses are recorded when identified. To date, all of these contracts have related to providing assessment consulting services.

     The Company recognizes software license revenue in accordance with Statement of Position 97-2, "Software Revenue Recognition." Software license revenue did not account for any revenues in Fiscal 1997 and Fiscal 1996. The Company's ICM software was first installed in February 1998. License fees include an initial payment and an annual maintenance component for the term of the license. The initial payment is recognized when the software is installed and accepted by the client. The maintenance component, which is approximately 18% of the initial license fee per year, is payable at the beginning of the year and revenue is recognized ratably. The license fee is calculated based on the number of nodes in the client's network; therefore, as the client's network expands, additional license fees become payable to the Company.

     Costs associated with the Company's development and enhancement of proprietary software are expensed as incurred. Such costs that could be capitalized pursuant to Financial Accounting Standard Board ("FASB") Statement No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," are immaterial due to the short period of time and minimal costs incurred between the time the Company's product reached technological feasibility and when the product was available for general release to the public. There was no research and development expense in 1996, as the Company was in its formative stages, and management was concentrating on the performance of active consulting contracts.

     Selling, general and administrative ("SG&A") expenses and research and development expenses are expected to increase in total actual dollar amounts and are likely to increase as a percentage of revenue as the Company utilizes a portion of the net proceeds of this offering to enhance its sales and marketing and product development efforts.

Results of Operations

     Three Months ended March 31, 1998 Compared to Three Months ended March 31, 1997

     Revenue. Revenues were $433,000 for the three months ended March 31, 1998 as compared to $209,000 for the same period in 1997, an increase of $224,000, or 107%. This increase was a result of revenues recognized under assessment contracts entered into in 1998 and to a lesser extent from a contract entered into in May 1997 and performed in part in the first three months of 1998. During the three months ended March 31, 1998, the Company recorded its first license fees of $35,000 from its ICM software.

     Cost of Revenue and Gross Profit. Cost of revenue was $241,000 for the three months ended March 31, 1998 as compared to $138,000 for the same period in 1997, an increase of $103,000, or 75%. Direct expenses primarily consist of the salaries and expenses of employees and officers, and amounts paid to independent contractors hired by the Company, for the periods of time that the employees, officers and contractors were assigned to the Company's consulting or Y2K assessment contracts. The gross profit for the three months ended March 31, 1998 was $192,000 (44% of revenue), compared to $71,000 (34% of revenue)
for the three months ended March 31, 1997. The increase was due to increased revenues offset in part by equipment pass-through costs of $35,000 on which the Company recognized no profit in the three months ended March 31, 1998.

     Equipment pass-through costs of $35,000 were incurred on a single project when the Company agreed to purchase equipment on behalf of a healthcare provider. For accounting purposes, such costs are included in both revenues and direct expenses. Although the Company expects to recognize a nominal amount of such costs in the second quarter of 1998, the Company does not expect to purchase equipment on behalf of clients in the future.

     Selling, General and Administrative Expenses. SG&A expenses were $322,000 for the three months ended March 31, 1998 (74% of revenue) as compared to $99,000 for the same period in 1997 (48% of revenue), an increase of $223,000, or 224%. This increase was predominantly due to additional sales personnel and to the fact that more of the Company's executive officers' salary being allocated to SG&A, rather than cost of revenue, as a result of increased efforts by the Company's officers in selling and building a marketing program to sell its ICM software.

     Research and Development. Research and development expenses were $102,000 (24% revenue) for the three months ended March 31, 1998, as compared to $3,000 for the three months ended March 31, 1997 (1% of revenue), an increase of $99,000, or 3,975%. The increase was due to a greater amount of time being spent on developing the Company's ICM software.

     Fiscal 1997 Compared to Fiscal 1996

     Revenue. Revenues for Fiscal 1997 were $1.6 million as compared to $407,000 for Fiscal 1996, an increase of $1.2 million, or 305%. This increase was a result of revenue recognized under assessment contracts entered into in 1996 and performed predominantly in 1997, as well as additional assessment contracts entered into in 1997.

     Gross Profit. The gross profit for Fiscal 1997 was $570,000 (35% of revenues), compared to $127,000 (31% of revenues) for Fiscal 1996, an increase of $443,000, or 350%. The increase resulted from increased revenues in 1997, offset in part by a loss of $40,000 on equipment sales to a healthcare provider.

     Selling, General and Administrative Expenses. SG&A expenses were $781,000 (47% of revenue) for Fiscal 1997 as compared to $59,000 (15% of revenue) for Fiscal 1996, an increase of $722,000, or 1,217%. This increase was attributable to increased sales personnel, higher professional fees, increased occupancy expense and a large proportion of officers' salaries allocated to SG&A, rather than cost of revenue, as such officers performed significantly more selling and administrative functions.

     Research and Development Expenses. Research and development expenses were $444,000 for Fiscal 1997 (27% of revenue) as compared to none in Fiscal 1996. Research and development for Fiscal 1997 focused on the Company's ICM software, prior to which no research and development function existed.

Liquidity and Capital Resources

     At March 31, 1998, the Company had a working capital deficiency of $1,113,000, as compared to a working capital deficiency of $736,000 at December 31, 1997. The Company's source of working capital have historically been from cash flow generated from operations.

     Net cash provided by (used in) operating activities totaled $273,000 and $(12,000) for the three months ended March 31, 1998 and 1997, respectively, and $82,000 and $28,000 for Fiscal 1997 and Fiscal 1996, respectively. The increase in cash provided by operating activities for the three months ended March 31, 1998 as compared to the prior year fiscal period was due primarily to an increase in accrued salaries, wages and payroll, and an increase in deferred revenue. The increase in cash provided by operating activities for fiscal 1997 as compared to the prior fiscal year was due primarily to an increase in accrued salaries, wages and payroll, and increases in accounts payable and accrued expenses.

     Net cash used in investing activities was $78,000 for the three months ended March 31, 1998 and none for the comparable period in 1997, and $93,000 and $16,000 for Fiscal 1997 and Fiscal 1996, respectively. The increase in net cash used in investing activities for the three months ended March 31, 1998 and for Fiscal 1997 was due to increased capital expenditures in connection with the establishment of the Company's corporate headquarters in Hoboken, New Jersey, and purchases of additional computer hardware and software for the Company's operations.

     The Company estimates that its capital expenditures for the remainder of 1998 will be approximately $600,000. This amount includes $200,000 for furniture, fixtures and equipment in connection with expanding its corporate headquarters, $200,000 for furniture, fixtures and equipment for the opening of new sales offices in selected cities throughout the country, and $200,000 for additional computer hardware and software for the Company's operations.

     Net cash provided by (used in) financing activities totaled $(67,000) for the three months ended March 31, 1998 and none for the comparable period in 1997, and none for Fiscal 1997 and $500 for Fiscal 1996. The cash used in financing activities in the three months ended March 31, 1998 related to expenses incurred in connection with this offering.

     The net proceeds from this offering are estimated to be $25,168,000, assuming no exercise of the Underwriters' overallotment option. The Company's future capital requirements will depend upon numerous factors, including the progress of the Company in retaining mitigation service contracts, particularly with respect to Y2K compliance, and the amount of revenues generated from operations, if any, none of which can be predicted with certainty. The Company anticipates that the proceeds of this offering, together with existing capital resources and cash generated from operations, if any, will be sufficient to meet the Company's cash requirements for at least the next 12 months at its anticipated level of operations, which entail increases in spending for sales and marketing, product development and costs associated with hiring additional personnel. However, the Company may seek additional funding during the next 12 months and will likely seek additional funding after such time. There can be no assurance that any additional financing will be available on acceptable terms, or at all, when required by the Company. Moreover, if additional financing is not available, the Company could be required to reduce or curtail the level of its operations, seek an acquisition partner or sell securities on terms that may be highly dilutive or otherwise disadvantageous to investors purchasing the shares of Common Stock offered hereby. The Company has in the past and may continue to experience operational difficulties due to working capital constraints. Any such difficulties or delays could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Going Concern Assumption; Future Capital Needs Uncertain; No Assurance of Future Financing," "Use of Proceeds" and "Business--Growth Strategy."


Net Operating Loss Carryforwards

     As of December 31, 1997, the Company had net operating loss carryforwards of approximately $179,000, which expire in the year 2012. The amount of net operating loss carryforward that can be used in any one year will be limited by the applicable tax laws which are in effect at the time such carryforward can be utilized. A valuation allowance has been established to offset any benefit from the net operating loss carryforward as it cannot be determined when or if the Company will be able to utilize the net operating losses.

Year 2000 Compliance

     The Company's ICM software and other information technology are Y2K complaint, so that no costs are expected to be incurred to modify such software and technology.

     The Company also relies, directly and indirectly, on external systems of business enterprises such as third party suppliers, customers, creditors and financial organizations, and of governmental entities, for accurate exchange of data. Even if the internal systems of the Company are not materially affected by the Y2K issue, the Company could be affected by disruptions in the operation of the enterprises with which the Company interacts. Despite the Company's internal systems and business operations being Y2K compliant, there can be no assurance that such impact will not result in a material disruption of its business and results of operations and or have a material adverse effect on the Company's business, results of operations and financial condition.

Recent Pronouncements of the Financial Accounting Standards Board

     In February 1997, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share ("SFAS 128"). SFAS 128 establishes standards for the computation, presentation and disclosure of earnings per share ("EPS"), replacing the presentation of currently required Primary EPS with a presentation of Basic EPS. It also requires dual presentation of Basic EPS and Diluted EPS on the face of the income statement for entities with complex capital structures. Basic EPS is based on the weighted average number of common shares outstanding during the period. Diluted EPS is based on the potential dilution that would occur on exercise or conversion of securities into common stock using the treasury stock method. The Company adopted SFAS 128 as of December 31, 1997, which had no material impact to its reported EPS amounts.

     In February 1997, the FASB issued SFAS No. 129, Disclosure of Information about Capital Structure ("SFAS 129"). This statement establishes standards for disclosing information about an entity's capital structure. Adoption of SFAS 129 had no impact on the Company's existing disclosures. In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income ("SFAS 130"). SFAS 130 establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS 130, which is effective for fiscal years beginning after December 15, 1997, requires reclassification of financial statements for earlier periods to be provided for comparative purposes. The Company anticipates that implementing the provisions of SFAS 130 will not have a significant impact on the Company's existing disclosures.

     In June 1997, the FASB issued SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 establishes standards for the way that public business enterprises report information about operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS 131 is effective for fiscal years beginning after December 15, 1997. In the initial year of application, comparative information for earlier years must be restated. The Company anticipates that implementing the provisions of SFAS 131 will not have a significant impact on the Company's existing disclosures.

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. This statement is not expected to affect the Company as the Company curently does not have any derivative instruments or hedging acitivities.

                                   BUSINESS

Overview

     The Company provides enterprise network management solutions designed to assess the status and interoperability of enterprise-wide computer and microprocessor-embedded systems predominantly to the healthcare industry. An essential element of the Company's enterprise management solution is its ICM software, a proprietary network assessment software tool, which dynamically assesses and monitors the interactions within and among network software and devices connected to an enterprise system and allows for real-time additions, changes and deletions of software and devices from those systems. The Company provides a full range of network and Internet management assessment and mitigation services, including network redesign and upgrading, to ensure the reliability of an organization's enterprise network and to enhance the productivity and efficiency of hospitals and other healthcare providers. Using the Company's ICM software, the Company believes that healthcare organizations can better manage their IT infrastructure on an ongoing basis or allow the Company to provide such services on an outsourcing basis.

     The Gartner Group estimates that the network and systems management market will grow to $10.0 billion by the year 2000 from $4.5 billion in 1997. The Company has targeted the healthcare industry, one of the largest industries in the United States accounting for an estimated 14.4% of 1996 gross domestic product, according to the U.S. Bureau of Labor Statistics. The Company believes that hospitals and other healthcare organizations have substantial needs for IT management due to the diverse range of their interconnected network devices. Based on the Company's experience with its hospital clients that generate more than $2.0 billion in annual revenue, the Company believes that these larger hospitals generally have more than 5,000 beds, 15,000 desktop computers, 1,000 servers and network devices and 45,000 biomedical devices. Currently, a substantial focus of the Company's internal marketing efforts is Y2K assessment and mitigation with respect to biomedical devices. Software Productivity Research estimates that the cost of fixing the Y2K problem in the United States alone is expected to reach $3.6 trillion by 2005. According to the Gartner Group, more than 87% of hospitals and healthcare organizations reported in late 1997 that they are just beginning their Y2K compliance efforts and, according to USA Today, of the approximately 6,000 hospitals in the United States, only 30% of them have prepared formal Y2K plans.

     The Company has entered into a teaming agreement with Comdisco, a leading technology services company. Pursuant to such agreement, Comdisco and the Company have agreed to, on a project-by-project basis, jointly market the Company's software and services and Comdisco's services, including Y2K compliance testing, to prospective clients, jointly bid on proposals and jointly perform contracted for services. Since inception, the Company has entered into agreements with a number of healthcare organizations covering more than 60 facilities and including many large hospital systems such as North Shore/Long Island Jewish Health System, New York University Hospital Center and University of Pennsylvania Health System. The Company has entered into several significant contracts during the first half of 1998. Under the terms of these contracts, the Company licenses its software and performs related services to assess clients' computer networks, information systems and biomedical equipment, including for Y2K compliance. As of June 30, 1998, the Company had entered into contracts with a value of approximately $5.3 million, of which approximately $2.2 million in revenue had been recognized through June 30, 1998 and $3.1 million may be recognized over the remaining term of these contracts. However, since the contracts are cancellable by the client, there can be no assurance that all of the remaining revenue will be recognized.

Industry Background and Trends

     Present day IT networks are characterized by increasing complexity and rapid change. As microprocessors are used increasingly in non-computer devices, such as biomedical and office equipment, the definition of an organization's IT network continues to expand. From an IT standpoint, managing the resulting network has become increasingly difficult, especially within large organizations. The Company believes that as these systems continue to expand and become more complex, such networks are increasingly (i) less reliable, with at least some part of the system experiencing problems at any given moment,
(ii) more expensive to operate and (iii) beyond the internal corporate ability of many technology managers to manage effectively. Recognizing this, software companies have developed enterprise management software, computer tools that are designed to monitor and fix system problems.

     The Company believes that the healthcare industry provides a significant market opportunity for its enterprise management solutions due to (i) the expansion of complex computer networks and other devices, (ii) the continued integration of disparate clerical and administrative services, (iii) the need of the healthcare industry to upgrade its IT infrastructure, (iv) the increase in industry consolidation, (v) the increasing use of integrated systems in the delivery of patient care and (vi) the lack of adequate internal infrastructure to manage rapidly-growing IT networks.

     The Y2K problem represents a significant example of the increasing complexity and potentially destructive problems technology managers encounter. In the healthcare industry, downtime is deemed unacceptable due to patient care implications. Accordingly, the Company believes that companies which have developed enterprise management solutions that can also successfully mitigate Y2K problems have a significant competitive advantage.

     Enterprise Management Software

     Enterprise management software is a comprehensive set of tools designed to help an organization's technology manager augment a limited in-house technology staff by integrating network and systems management. Ideally, robust enterprise management software allows the technology manager to handle technology asset management, help desk functions, network management, event management, software distribution and other tasks in a coordinated fashion and from a centralized point. This allows technology managers to move from their current mode of operation, under which they may only have enough time to deal with emergencies that arise on a given day, to a more strategic management of network and system resources. The Company believes that the transition to a more effective mode of operations may lead to significant cost savings and significant gains in information processing efficiency.

     The need for this software has risen to match the increasing complexity and rapid change that technology managers face. However, the Company believes that much enterprise management software is extremely sophisticated and complicated and many organizations are simply unprepared to handle the implementation solely using internal resources. According to a December 1997 study by the Gartner Group, 70% of all enterprise management software sold is either not completely implemented or not meeting the goals of the purchasing organization, even three years after purchase. It was cited that often the vendors do not have sufficient staffing to send out consultants to implement the vendors' enterprise management software at client organizations. As a result, some of the key enterprise management software vendors are attempting to build or acquire servicing units to fulfill this role (both for enterprise management software and other software they offer). Despite these problems, the Gartner Group estimates that the enterprise management software market will grow to $10.0 billion by 2000 from $4.5 billion in 1997.

     Enterprise Management in the Healthcare Industry

     A March 1998 report by the Gartner Group indicates that the healthcare industry has become far more information-intensive as a result of the strong movement to managed care, which in turn has increased the amount of work that healthcare organizations' IT systems are expected to handle. At the same time, the report points out that healthcare organizations have spent less on information technology than most other organizations in information-intensive industries. As a result of these factors, healthcare organizations have weaker IT systems, according to the Gartner Group, than ever before relative to the increased demands placed on them.

     In view of this trend, the Company believes that healthcare organizations are increasingly looking to implement enterprise management solutions within their IT systems as one approach to the problem. These systems are comprised of not only computer hardware and software and communications systems, but also biomedical equipment, laboratory equipment and patient support systems. The Company believes that IT managers view a successfully implemented enterprise management system as one way to cope with their increasingly information-intensive organizations, and their limited staff and capabilities. However, the Company believes that many enterprise management software vendors presently do not take an active role in implementing and maintaining an enterprise management solution that uses the vendors' software as a base. As a result, given the complexity in initially implementing an enterprise management system, the Company believes that many healthcare organizations have chosen not to implement an enterprise management system unless vendors can provide a complete enterprise management solution, including software and implementation and support services.

     As another approach to the problem, according to the March 1998 Gartner Group report, these same technology managers have pushed to outsource IT operations and, as the healthcare industry continues to restructure, this trend is expected to gain further momentum. The Company believes that IT managers are moving to outsource IT functions that can be performed more efficiently by outside vendors. The Company believes that vendors which provide a complete enterprise management solution are positioned to take advantage of this trend.

     The Y2K Problem

     The Y2K problem is the consequence of a programming convention made in the 1950s and 1960s. The computers of that time, though physically large, were limited in their capacity to process information. Dynamic memory (for immediate calculations) and non-volatile memory (for long-term storage) were both limited and expensive, forcing programmers to be frugal in the use of memory resources in the software they designed. Recognizing that all year dates had "19" as the first two characters well into the foreseeable future, programmers reached the seemingly logical convention in the face of scarce memory resources of programming year dates with only the last two digits and allowing their programs to assume that the first two digits were "19."

     As early as two decades ago, the industry began to recognize that this would pose a problem at the turn of the century. Since programs assumed the first two digits in a year were "19," there was no logical provision for years beginning with "20." In the year 2000, a date entered as 2000 would be stored as 00 and processed as 1900. At the very best, programs would respond with incorrect information and calculations. At the very worst, systems would shut down entirely as a result of the logical inconsistency. Furthermore, since new programs that were developed often had to interact with older hardware and software, it was not a simple matter to start using a four-digit year convention. Thus, while recognized, the problem has continued. With the year 2000 less than two years away, this problem has received widespread attention. Companies now must change the way dates are handled or risk the large-scale failure of much of their infrastructure. Hardware, software and the overall network, or system, must be Y2K compliant as organizations enter the new century.

     In addition to the computer hardware and software and communications systems, healthcare organizations must ensure Y2K compliance in biomedical equipment, laboratory equipment and patient support systems, which are microprocessor-based and may not be Y2K complaint. While a number of companies have emerged to offer solutions to the Y2K problem, the Company believes that commercially available Y2K code conversion solutions simply do not offer a product relevant to the healthcare industry, as they are unable to address these biomedical and other microprocessor-embedded devices. The Company believes that a simple approach of replacing every Y2K non-compliant component with a compliant component is not the ideal solution. A Y2K solution entails first examining the four components of an overall system: (i) vendor software and hardware, (ii) biomedical equipment and other microprocessor-embedded devices, (iii) stored data and databases and (iv) any legacy software. Then, a simple Y2K solution would entail replacing every Y2K non-compliant component with a Y2K fully compliant component. Logically, the entire system would be Y2K compliant at that point. Some Y2K solutions vendors have adopted this strategy and certain organizations have accepted it. In the short time remaining to the year 2000, these organizations are trying to replace as many of their Y2K non-compliant components as possible. However, the Company believes that this is an inefficient and prohibitively expensive approach which, in a complex organization, stands little chance of being successfully completed by 2000.

Growth Strategy

     The Company's objective is to leverage the ability of its ICM software to quickly and efficiently assess existing and potential enterprise network problems and thereby to become a leading provider of enterprise network management solutions. The key elements of the Company's growth strategy include the following:

       Using Y2K Projects to Drive Recurring Revenues. During the next 18 months the Company expects to devote substantial resources to assisting clients towards assessing and mitigating their computer networks and information systems for Y2K compliance. The Company believes that Y2K projects will account for a significant part of its new business. The Company's goal is to expand its client base through the initial installation of the Company's ICM software as part of a client's Y2K compliance effort, and the continued application by the client of the ICM software for general enterprise management, which will provide the Company with a source of recurring revenues. Under this model, the Company receives upfront license fees and annual maintenance fees on a per node basis, together with contract-rate implementation services fees.

       Outsourcing of Client Network Systems Management. The Company plans to actively market its ability to assume numerous IT management functions that organizations may elect to outsource. The Company believes its healthcare industry experience and extensive knowledge of clients' computer networks and information systems from its Y2K assessment and mitigation efforts is an advantage in developing this potential source of outsourcing business.

       Providing Internet Management Solutions. Consolidation in the healthcare industry has presented many organizations with the problem of integrating diverse IT networks and systems to provide combined entities with not only basic functionality, but also efficient operations. The Company's goal is to capitalize on this situation by offering Internet management solutions to integrate and manage disparate networks at separate locations. The Company's ICM software is Internet-compatible and Java-based. A Company client can deploy and use the ICM software through its intranet, create a multi-location enterprise management system linked by the Internet or centralize on the Company's computer servers certain aspects of a client's enterprise management system (such as the ICM software data), that is then linked to the client site through the Internet. In addition, the ICM software can be used to provide Internet management solutions in which numerous, disparate client networks at separate locations can be integrated and managed.

       Leveraging its Strategic Alliance with Comdisco. The Company seeks to leverage the substantial resources and established reputation of Comdisco to support its marketing efforts. It is expected that Comdisco will provide test equipment lease financing and biomedical refurbishing services to clients under joint proposals with the Company. In addition, Comdisco has agreed to consider financing certain Y2K mitigation projects (based on applicable terms), although to date no such financing has yet been provided. The Company is currently bidding on a number of client projects in collaboration with Comdisco. The Company believes that its strategic alliance with Comdisco provides it with a competitive advantage in marketing its products and services. Comdisco is a Fortune 500 company, with 1997 revenues of $2.8 billion and assets of $6.4 billion. See "--Marketing and Strategic Relationship with Comdisco."

       Pursuing Selective Acquisitions. The Company may broaden its client base and enter new industry sectors by acquiring other companies, technologies and expertise that complement the Company's ICM enterprise management solution. While from time to time the Company evaluates potential acquisitions of companies, technologies and products, there are no present understandings, commitments or agreements with respect to any such transaction.


The Metalogics Solution

     The Company's solution to the problems presented above is based on its belief that large enterprises will have to manage many complex change events as they upgrade their networks and systems to address the dynamic nature of enterprise management, including Y2K compliance and Internet management. The Company believes that competing enterprise management software packages have not been implemented because they are too complex for technology managers to independently implement. The Company addresses this by offering enterprise management services. The Company installs, configures and monitors its enterprise management software and offers to its clients a solution which can include having the Company's personnel take full responsibility for a client organization's enterprise management. The Company views the Y2K problem and the urgency with which organizations must address it as an opportunistic point of introduction for the Company and its enterprise management software and services.

     Enterprise Management Solution. The Company takes a broad approach to enterprise management. The Company manages both computer networks and microprocessor-embedded devices throughout a client organization. Such devices generally include modern elevators, HVAC (heating, ventilation and air conditioning) systems, security systems, fire command and control systems and communication/telephone systems. The Company can then manage the interaction between a client organization's internal network and the Internet at large, a process termed Internet management. The Company offers its clients one centralized enterprise management solution for all these systems. The Company can sell clients a complete enterprise management system, in which the Company sells the client the ICM software, configures it and then the client's IT staff takes over the enterprise management responsibilities with the Company's personnel available as backup. Alternatively, the Company's clients can outsource their enterprise management needs to the Company and the Company can install and use its ICM software as the backbone for managing a client's IT network.

     Y2K Solution. The Company believes that its enterprise management software, in combination with its engineering services, offers a complete Y2K solution to the healthcare industry. In offering a complete solution, the Company first evaluates the scope of the Y2K compliance problem from a system-wide perspective and then manages the steps required to allow an organization to successfully cross the Y2K barrier.

     In evaluating the scope of the problem from a system-wide perspective, the Company uses a "mixed-compliance operability" approach, meaning that an organization's system will be operable in 2000 even though some components of the overall system may not be fully Y2K compliant. For example, if a desktop computer that runs a critical piece of Y2K compliant software is not Y2K compliant (its internal clock stores the year with only two digits), the desktop computer's Y2K non-compliance is irrelevant if the software that runs on that computer accesses date information it needs over a network from a central server that is Y2K compliant. From a system-wide perspective, it does not matter that the desktop computer is not Y2K compliant. Management believes that the cost and time savings in taking such a mixed-compliance operability approach to a Y2K solution can be significant.

     In determining how components interact so as to achieve mixed compliance operability, the Company relies on proprietary statistical models. Failure modes for each system are determined using FMEA (failure modes effects analysis). A statistical model of the risk from system failure to the organization's operations is built using PRA (probabilistic risk assessment, a tool to date primarily used in the military, where overall system survivability and operability have been a priority). This model is executed in a modeling package and used to prioritize mitigation plans for each system. High risk, mission critical systems get priority for mitigation, or fixing, while lower risk, less critical systems will be addressed later. The personnel resources necessary to mitigate the systems are calculated and these resources are priced. The result is a prioritized mitigation plan showing time, cost and personnel resources.


The ICM Enterprise Management Software

     The Company's ICM enterprise management software provides enterprise-wide management control of information technology, which includes control of the entire IT life cycle including:


                                    Planning

                               Acquisition of the
                                  IT Component

                                   Deployment

                            Migration to New Systems

                               Retirement of the
                                  IT Component

                                Operations, User
                           Satisfaction, Maintenance
                               & Troubleshooting

     These six life cycle steps are referred to as configuration management, the control of technology from first conception to retirement.


   The proprietary value of the Company's software lies in four key features:


        o Cognitive structure - which allows the ICM software to understand how components interact to create business systems (a business system consists of many kinds of software, hardware, networks and data flows that combine to give rise to, for example, general ledger systems or hospital pharmacy systems).
        o Operability knowledge - knowledge of the rules and conditions that make business systems work, or not work, for the year 2000, for general operations and for system performance.
        o Fix-it knowledge - knowledge about how to repair or mitigate problems that arise in business systems.
        o Application of knowledge to cognitive structures - the process by which operability and fix-it knowledge is applied to cognitive structures to manage the technology.





                        [ICM module interaction graphic]







[GRAPHIC OMITTED]




     As shown above, the Company's ICM software consists of the following four modules: the Configuration Monitoring Database, the Year 2000 Compliance Knowledge Engine, the Real Time Monitoring module and the Help Desk System. These modules are described below:

     Configuration Monitoring Database ("CMD") is the central knowledge store for an organization's technology configuration. The CMD stores hardware, software, network component and interconnectedness information. The information stored about each component includes its technical details, its user community, its location and a history of changes. However, a business system is more than a list of components. The CMD module uses semantic rules to calculate systems from components and their properties. As systems change, they are recalculated dynamically. This information is necessary in order to calculate Y2K mixed compliance operability. It is not possible to determine Y2K mixed compliance operability from component lists because the interoperability of the components is not accounted for. The information in the CMD is contained in an object database that is accessible via any Internet browser. Additionally, the CMD module includes a 3-D visualization interface. This interface allows a user to see business systems as they are laid out physically, not just logically. This is especially useful when technicians must plan to visit machines or when plans for upgrades must be made. The CMD module is priced at $35,000, plus $2,000 for each server and $75 for each other network component on the system.

     Year 2000 Compliance Knowledge Engine ("CKE") is the central knowledge store for the Y2K compliance information. It stores Y2K compliance information for every item in the configuration database as rules. These rules are used to calculate Y2K compliance for each component and for the business systems that components are used to form. The CKE module uses semantic rules to calculate systems compliance from components' compliance and their properties. As systems change, they are recalculated dynamically. The CKE module is able to generate mitigation project plans for non-compliant components. The plans must be developed once in the knowledge base, but can then be reused at will. The CKE module is priced at $35,000, plus $2,000 for each server and $75 for each other network components on the system.

     Real Time Monitoring ("RTM") module uses a TCP/IP-based (an Internet protocol) network to monitor Y2K compliance. The RTM module consists of intelligent software agents that reside on networkable components such as desktop computers, hubs, routers and servers. These agents are polled by a monitoring system that collects their information and updates the configuration database. The monitoring system has the ability to work with a wide variety of agents. The primary requirement is that the agent be able to acquire the volume of information necessary to calculate Y2K compliance. The primary objective of the monitoring system is to reduce errors in the inventory. Once in operation, RTM will produce an inventory on demand. The RTM module is priced at $2,000 for each server and $75 for each network client on the system.

     Help Desk System ("HDS") maintains and supports current systems as well as the Y2K compliance effort. The Y2K compliance effort can be viewed as a concentrated, high volume series of problems similar to the problems presented to an organization's help desk. The source of the problems may be provided by the configuration database and the solutions may be guided by the compliance database, but the activity is similar. Thus, the HDS is co-opted into the Y2K compliance effort. Work orders are generated in response to Y2K problems and prioritization is guided by the impact of the problem on the organization's business. The solutions are often similar to typical help desk solutions and are often carried out by the same personnel.

     HDS automates, tracks and manages two interlocking processes necessary to provide IT support: helping users with problems (the Help Desk subsystem) and fixing or upgrading the systems that cause the problems (Configuration Management subsystem). The Help Desk subsystem tracks the workflow of user requests for support from problem reporting to resolution. The Help Desk subsystem logs the problem and provides the caller with a problem tracking number. Users can find out the progress on resolving their problem in any of four ways and the workflow system automatically notifies them when their problem is fixed. This module also measures support performance and user satisfaction with problem resolution. The Configuration Management subsystem manages the process of changing the IT configuration. Any changes to hardware, software, networks, telecommunications and other devices are tracked. Change procedures, including quality assurance and testing standards, are enforced in this subsystem. When changes are made in response to user problems, the effectiveness of the fixes is measured. Users and technology managers are able to track and obtain reports on the schedule of upgrades, fixes or improvements and on what user problems they will resolve. The HDS module is priced at $165,000, plus an additional $75,000 for the optional expert system-based problem diagnosis and typical solutions module.

     Service and Maintenance. For all modules, an annual service and maintenance contract, which includes hot-line support and periodic 90-day software upgrade releases, is priced at approximately 18% of the initial module price (including the cost for all servers and other system components).

     Software Architecture. All of the ICM software modules are written in the Java programming language. Java is a platform independent language that many programmers have adopted because it allows programs to be written that can easily be adjusted to run on different types of computing platforms, this "portability" inherent in Java has made it especially well suited for software such as enterprise management software which must run and communicate across a large network, or system, composed of numerous disparate components.

     The ICM software is Internet-compatible. Communication between the modules across the network, or system, is through standard Internet protocols. The ICM software can be deployed over an organization's intranet (a miniature, enterprise-wide Internet) or over the Internet itself for a large, multi-site organization. If the client desires, the ICM software data can be maintained at the Company's headquarters where the client can access it over the Internet. All reporting and user interfaces are viewed through a standard desktop browser, such as Netscape Navigator or Microsoft Internet Explorer.

     To date, the Company has licensed and/or deployed its CMD and CKE modules with each of its clients. The Company has not, to date, licensed or deployed the HDS module, however, the Company is in discussions with clients that have shown interest in HDS and are considering purchasing such module.

     Product Development. The Company's primary technology is its proprietary ICM software developed by the Company's software engineering personnel. The Company continually engages in research and development to enhance the existing features and functionality of its ICM software, as well as add new modules to such software. The Company's present research and development efforts focus on developing distributed and scalable capabilities in the ICM software so that, as IT networks become more complex, the ICM software can evolve and grow along with them, and increase the capabilities of the intelligent software agents that reside on networkable components such as desktop computers, hubs, routers and servers to allow them to ascertain and correct problems and perform other tasks more complicated than the present generation of agents is capable of performing.

     The Company continues to refine its existing products and frequently introduces minor module upgrades for existing modules. The Company also has a product development program to enhance its user interfaces. The Company's product development and software engineering personnel monitor developments in related fields such as statistics, artificial intelligence and computational linguistics to determine if modifications to the ICM software design are necessary or desired. As of July 31, 1998, the Company's product development and software engineering personnel team consisted of 15 individuals.

     Research and development expenditures were $443,842 in the year ended December 31, 1997. The Company anticipates that its research and development program will be expanded following the completion of this offering and has allocated approximately $4,000,000 of the net proceeds of this offering for ongoing product development.

     Third Party Software. A small part of the Company's overall ICM software is composed of third party software that is developed and owned by various licensors. These third party software products are all off-the-shelf, commercially available products that the Company can readily substitute with other software products if required to do so. The Company licenses and resells these third party software products bundled with its ICM software. Typically, the Company licenses these third party software products under a non-exclusive, standard three-year licensing agreement. The Company has entered into such agreements with Informix Software, Inc. and Objectivity Inc. for their database engines and with Tally Systems Corporation for its software agents.


Enterprise Management Services


     In addition to selling its enterprise management software, the Company also directly markets and performs enterprise management services for its clients. See "--The Metalogics Solution." The Company makes use of its ICM software to accomplish some of these services, which include the following:

        o Enterprise technology and network engineering. The Company performs inventory assessment and mitigation, as well as integrated testing of IT equipment. The Company conducts inventory cross-referencing against the Company's 44,000 item CKE module. Using its ICM software, the Company implements automated inventory management. The Company also provides a full range of network and Internet management services. The Company offers system integration services to include network redesign and upgrading. The Company provides installation and training for software and hardware. The Company also offers clients an outsourcing solution for complete network support needs.

        o Microprocessor-embedded device engineering. The Company performs inventory assessment and mitigation (focusing on security systems, telephone and communications systems, fire command and control systems, modern elevators and HVAC systems as well as biomedical devices such as imaging systems, laboratory systems and patient care devices). The Company provides facilities engineering and engineer-conducted testing of equipment coordinated with hospital staff, on-site installation and testing of vendor fixes and redesign of maintenance programs.

        o Industry accreditation. Through consulting and training classes, the Company prepares clients for IT accreditation by JACHO (Joint Accreditation Committee for Hospital Organizations), a necessary prerequisite for receiving Medicare and Medicaid funding. The Company also develops and manages programs for clients seeking ISO 9000 (a set of international quality assurance standards) certification.

     Fees from services accounted for approximately 84%, 96% and 100% of the Company's revenues for the three months ended March 31, 1998, the year ended December 31, 1997 and the period from February 20, 1996 (date of inception) to December 31, 1996, respectively.

     The Company believes that implementation services and client service and support are significant competitive factors in the market for enterprise management systems, which will become increasingly important as computer networks and information systems become more complex. The Company believes that enterprise management software is very complex and that many organizations do not have the in-house technology resources to successfully implement an enterprise management system. The Company normally contracts with client organizations to install the ICM software. Following initial installation, the Company is also available to maintain the enterprise management system, including software and necessary services, on an ongoing basis. Thus, clients can outsource their entire network, or system, management to the Company.

     For clients that choose to implement the ICM software using internal resources, the Company has developed a support system to provide rapid problem resolution both during and after the software installation process. The Company maintains a technical support organization which assists clients in troubleshooting problems, can designate a Company technical employees on-site to provide system management services for each client and provides a toll-free hotline to help identify and correct system interruptions if they should occur. The Company also provides training to its clients.

Clients and Contracts

     The Company's ICM software and services are currently being used in more than 60 hospitals and other healthcare facilities. To date, the Company has licensed its software and sold its services primarily to these organizations. Sales to a limited number of hospitals and healthcare organizations have accounted for a substantial portion of the Company's revenues. The Company seeks to provide high-quality, responsive service to its clients in order to maximize its client retention rate and secure continuing projects such as Y2K mitigation. A representative list of the Company's clients are North Shore/Long Island Jewish Health System, New York University Hospital Center and University of Pennsylvania Health System.

     Typically, the Company enters into a consulting agreement with a healthcare organization to license its ICM software to assess the client's information system components, biomedical systems and embedded devices for Y2K compliance and to provide related services. The consulting agreement is a continuing services contract in which additional statements of scope of work may be added by the parties from time to time. The consulting agreement generally may be terminated at any time by the client or the Company for any reason. Under the agreement, the client is normally required to pay to the Company 20% of the total estimated fees contained in a statement of scope of work at the time of execution, with the balance payable in equal monthly installments over the term of the statement, less a 10% reserve which is payable upon completion of the project.

     Additionally, the Company typically enters into an ICM software product license agreement with a client for the ICM software that entitles the client to the ICM software modules they select and software updates and telephone support for one year. Following the first year, the Company offers clients an annual service and maintenance contract, which includes hot-line support and periodic 90-day software upgrade releases and which is priced at 18% of the initial module price (including the cost for all servers and other system components).

     The Company's client contracts provide for a limited warranty by the Company that it has all necessary rights to provide the services contemplated by the contract and that its software will operate in substantial conformity with applicable specifications, and the Company's liability to the client is limited in any event to the aggregate amounts paid by the client to the Company under the contract. Absent the Company's gross negligence, the Company is not responsible for any tangible property damage or personal injury, including death, resulting from the Company's software or services. Substantially all of the Company's client contracts provide for termination by the client for any reason on relatively-short notice, without any obligation to pay additional amounts after such termination.

     Contract Backlog. As of June 30, 1998, the Company had entered into contracts with a value of approximately $5.3 million, of which approximately $2.2 million in revenue had been recognized through June 30, 1998 and $3.1 million may be recognized over the remaining term of such contracts. However, since the contracts are cancellable by the client, there can be no assurance that all of the remaining revenue will be recognized.

Marketing and Strategic Relationship with Comdisco

     The Company's sales and marketing strategy has two principal components: direct sales and the establishment of strategic alliances which could assist the Company to market and sell its ICM software and related services.

     The Company's in-house sales force takes advantage of direct sales opportunities and supports the Company's strategic alliance with Comdisco. Sales persons are paid a base salary plus a bonus at the discretion of the Company's President based on the Company's and the individual's sales performance. The Company is considering the adoption of a more formal commission-based compensation system for sales persons. The Company is pursuing additional distribution channels and reseller relationships, including one with Comdisco for personal computers leased by Comdisco, in order to increase revenues from its ICM software and services. A portion of the net proceeds of this offering will be used to expand the Company's marketing and sales activities. See "Use of Proceeds."

     The Company's first strategic relationship is with Comdisco, a leading technology services company. The Company has entered into a teaming agreement with Comdisco. Pursuant to such agreement, Comdisco and the Company have agreed to, on a project-by-project basis, jointly market the Company's software and services and Comdisco's services, including Y2K compliance testing, to prospective clients, jointly bid on proposals and jointly perform contracted for services. It is expected that Comdisco will provide test equipment lease financing and biomedical refurbishing services to clients under such joint proposals. In addition, Comdisco has agreed to consider financing certain Y2K mitigation projects (based on applicable terms), although to date no such financing has yet been provided. The Company believes that its strategic alliance with Comdisco provides it with a competitive advantage in marketing its products and services.

Intellectual Property

     The Company regards its software as proprietary and relies primarily on a combination of copyright, trademark and trade secret laws of general applicability, employee confidentiality and invention assignment agreements, third-party and non-disclosure agreements and other intellectual property protection methods to safeguard its technology and software. The Company has not applied for patents on any of its technology. The Company also relies upon its efforts to enhance its software to maintain a competitive position in the marketplace. See "Risk Factors -- Limited Intellectual Property Protection."

     In July 1998, the Company submitted trademark applications for its common law marks "Metalogics" and "Intelligent Configuration Management," which are currently pending approval. The Company is not aware of any reason why such trademark applications will not be granted, although there can be no assurance thereof.

Competition

     With respect to enterprise management services and the provision of Y2K solution services, the Company competes against numerous companies. Among the competitors that have bid against the Company for clients are Deloitte & Touche, Ernst & Young, HMC (Health Management Consulting) and Millenia III. The Company believes that its services taken in combination with its ICM software allow it to offer a superior enterprise management and Y2K solution in the marketplace.

     In the market for enterprise management software, the Company believes that no other company is commercially offering a software system that performs true system-level enterprise management. The closest offerings are enterprise management software that offer component-level control from Tivoli Systems, Computer Associates and Hewlett-Packard. The Company believes that from a system-level enterprise management standpoint, the diagnostic capabilities of the ICM software exceed the capabilities of its competitors' commercially available, component-level enterprise management software. Given the Company's ICM software in combination with its services, the Company believes it offers a superior enterprise management solution in the marketplace.

     Many of the companies with which the Company competes, or which are expected to offer products or services based on alternatives to the Company's technologies, have substantially greater financial resources, research and development capabilities, sales and marketing staffs and distribution channels than the Company. There can be no assurance that the Company's ICM enterprise management system will achieve sufficient quality, functionality or cost-effectiveness to compete with existing or future alternatives. Furthermore, there can be no assurance that the Company's competitors will not succeed in developing software or services which are more effective and cost less than those of the Company, or which render the Company's enterprise management system obsolete. The principal competitive factors affecting the market for the Company's services and technologies are the availability of the software and services of the Company; the quality, ease of use, performance, architecture and functionality of the software and services developed and marketed by the Company; the effectiveness of the Company in marketing and distributing their software and services, and price. There can be no assurance that the Company will be successful in the face of increasing competition from new technologies or products introduced by existing competitors or by new companies entering the market. See "Risk Factors--Competition."

Government Regulation

     The Company's activities currently are not subject to particular regulation by governmental agencies other than that routinely imposed on corporate businesses. However, a significant number of the Company's clients, such as hospitals and other healthcare organizations, are in highly regulated industries. The Company cannot predict the impact of future regulations on the Company, if any, or on its clients. See "Risk Factors--Government Regulation."

Employees

     The Company had 18 employees as of July 31, 1998. The Company also retained approximately 41 independent consultants as of July 31, 1998, the majority of whom were involved in product development and engineering. None of the Company's employees is covered by a collective bargaining agreement and the Company considers its relations with its employees and consultants to be good.

Facility

     The Company currently leases approximately 1,500 square feet of office space in Hoboken, New Jersey to house its administrative, marketing and product development operations. The Company pays $2,275 per month in rent to an unaffiliated lessor. The lease runs until May 31, 2000. The Company intends to expand to additional space in substantially the same geographical area following the completion of this offering in order to accommodate its proposed growth. The Company believes that sufficient alternative office space is readily available. A portion of the net proceeds of this offering may be used to secure expanded office space.

Legal Proceedings

     The Company is not involved in any pending or threatened legal proceedings.

                                  MANAGEMENT

Executive Officers, Key Employees and Directors

     The executive officers, key employees and directors of the Company, and their ages at July 31, 1998, are as follows:

Name                                                       Age                     Positions
----                                                      -----                    ---------
William P. Doyle ......................................    51     Chairman of the Board, President and Chief
                                                                  Executive Officer
James J. Urbaniak .....................................    52     Executive Vice President for Marketing and
                                                                  Sales and Director
Ronald L. Cowley ......................................    55     Vice President for Professional Services
Nicholas R. Wood ......................................    53     Chief Financial Officer and Secretary
Dr. Revere D. Perkins .................................    50     Senior Computer Scientist
Vice Admiral Daniel L. Cooper, USN (retired) ..........    64     Director
Dr. William K. Runyeon ................................    71     Director
L. William Alter, Jr. .................................    67     Director

------------
     William P. Doyle, a co-founder of the Company, has been the Company's Chairman of the Board, President and Chief Executive Officer since its inception in April 1996. Prior to founding the Company, Mr. Doyle formed and served as President of two companies engaged in business process reengineering and information systems development, Galen Group, Inc. (from January 1993 to March 1996) and Applied Axiomatics, Inc. (from 1986 to December 1992). Prior to that, Mr. Doyle joined the Database Group of Control Data Corporation as manager and eventually rose to run the New York professional services group. From 1987 to 1989, Mr. Doyle taught classes on systems analysis, artificial intelligence and computational linguistics at New York University's School of Information Technology.


     James J. Urbaniak, a co-founder of the Company, has been the Company's Executive Vice President for Marketing and Sales and a Director since its inception. Mr. Urbaniak served in the marketing and sales group of Galen Group, Inc. from January 1993 to March 1996, and prior thereto, served as the Manager of Business Development of the Quality Assurance Division of Gilbert/Commonwealth, Inc., an architectural engineering firm, from 1982 to December 1992.


     Ronald L. Cowley has been the Company's Vice President for Professional Services since January 1998, and was a consultant to the Company from inception until January 1998. Mr. Cowley previously served as a senior manager for professional services with Galen Group, Inc. from January 1993 to March 1996 and head of marketing and sales for Applied Axiomatics, Inc. from 1986 to December 1992. In addition, Mr. Cowley has served as the Chief Information Officer for both the Federal Reserve Bank of Philadelphia and General Public Utilities Nuclear.


     Nicholas R. Wood, CPA, became the Company's Chief Financial Officer and Secretary in February 1998. Mr. Wood previously served as a consultant and software designer for New York Cash Exchange Corporation, an electronic funds transfer network and service provider, from January 1997 to February 1998. Mr. Wood also served as the Vice President -- Veritas, Distributed Systems Division of First Data Corporation, a financial services company, from April 1993 to September 1996. Mr. Wood co-founded and served as Vice President and Chief Financial Officer of Veritas Venture, Inc., a developer of credit card workstation software, from 1989 to March 1993. Mr. Wood received an M.B.A. from Cornell University in 1969.


     Dr. Revere D. Perkins, a key employee, has been the Company's Senior Computer Scientist from inception. Dr. Perkins previously served as the Chief Computer Scientist at both Applied Axiomatics, Inc. and Galen Group, Inc. from 1986 to December 1992 and January 1993 to March 1996, respectively. Dr. Perkins is the author of numerous books on database design and advanced statistical methods. His co-authored 1994 book, The Evolution of Grammar, was nominated for the Bloomfield award. In addition, Dr. Perkins is a member of the

American National Standards Institute's National Committee on Information Technology Standards Technical Committee that develops standards for data representation (including date formats) and metadata registries. Dr. Perkins received a Ph.D. in Linguistics from the State University of New York at Buffalo in 1980.

     Vice Admiral Daniel L. Cooper, USN (retired) became a director of the Company in March 1998. Admiral Cooper retired as a Vice Admiral in 1991, after 33 years in the U.S. Navy. In the Navy, after a series of submarine commands, Vice Admiral Cooper rose to become Director, Navy programs, plans and budgets and Commander, Submarine Force, United States Atlantic Fleet. Since 1990, Vice Admiral Cooper has been an independent consultant in a number of industries, and from 1991 to 1994, he also served as Vice President and General Manager of the Nuclear Services Division of Gilbert/Commonwealth, Inc., a company that provides engineering, design and consulting services in support of utility, government and industrial clients. Presently, Vice Admiral Cooper serves on the corporate boards of Peco Energy Company, an electric utility company, and USAA (United Services Automobile Association), an insurance organization focused on the military market. Vice Admiral Cooper will have served the maximum ten year term on USAA's board when he completes his current term in August 1998, at which time he will have served for the last two years as Vice Chairman of the board and for the last four years as Chairman of the Governance Committee. He also serves on the advisory boards of the Applied Research Laboratory at Penn State University and the Applied Physics Laboratory of The Johns Hopkins University. Vice Admiral Cooper received a Masters of Public Administration from Harvard University's Littauer School of Public Administration (subsequently renamed the Kennedy School of Government) in 1963.

     Dr. William K. Runyeon became a director of the Company in November 1997. Dr. Runyeon is the former Chief of Surgery and President of the Medical Staff at Reading Hospital and Medical Center in Reading, Pennsylvania. He has also served as a Governor of the American College of Surgeons. Dr. Runyeon received his M.D. from the University of Pennsylvania in 1948.

     L. William Alter, Jr. became a director of the Company in June 1998. Mr. Alter retired as a Lt. Colonel from the U.S. Marine Corps in 1980, completing a military career that began following his graduation from the U.S. Naval Academy in 1954. Mr. Alter has been a member of the American Stock Exchange since 1960. He served on the Board of Governors of the American Stock Exchange for eight years, and retired after serving as Vice Chairman in 1989 and 1990. Mr. Alter presently serves as Treasurer of the U.S. Naval Academy Foundation and as a member on the Board of Visitors for the M.J. Neeley Graduate School of Business at Texas Christian University.

     All directors are elected annually and hold office until the next annual meeting of stockholders of the Company and until their successors have been duly elected and qualified. The Company's By-laws provide that the Board of Directors will consist of between three and nine members, and the number of directors is currently set at five. Officers are elected by and serve at the discretion of the Board of Directors. There are no family relationships among the directors and executive officers of the Company.

Committees of the Board of Directors

     The Company intends to establish an Audit Committee and a Compensation Committee of the Board of Directors prior to the completion of this offering, each of which will be comprised of at least two independent directors. The Audit Committee will, among other things, make recommendations to the Board of Directors regarding the independent auditors to be nominated for ratification by the stockholders, review the independence of those auditors and review audit results. The Compensation Committee will recommend to the Board compensation plans and arrangements with respect to the Company's executive officers and key personnel. It is contemplated that both the Audit Committee and Compensation Committee will consist initially of Vice Admiral Daniel L. Cooper, Dr. William
K. Runyeon and L. William Alter, Jr. The Board of Directors does not currently have and does not intend to establish a Nominating Committee, as such functions are to be performed by the entire Board of Directors.

Compensation of Directors

     Directors who are not currently receiving compensation as officers or employees of the Company are entitled to receive $3,000 per quarter as well as a fee of $1,000 (plus out-of-pocket expenses) for each meeting of the Board of Directors and each committee meeting that they attend in person. Vice Admiral Daniel L. Cooper, a director of the Company, is also a consultant to the Company and receives consulting fees in connection therewith. See "Certain Transactions." Employee-directors of the Company do not currently receive, nor is it expected that they will receive following this offering, cash compensation for serving on the Board of Directors of the Company. In addition, directors of the Company are eligible to receive stock options under the Company's 1998 Stock Option Plan. See "-- Stock Option Plan."

Executive Compensation

     The following table sets forth the total compensation paid by the Company to the Company's President and Chief Executive Officer and the Executive Vice President for Marketing and Sales (together, the "Named Executive Officers"), the only executive officers whose compensation exceeded $100,000 for the fiscal year ended December 31, 1997:

                          Summary Compensation Table

                                                                  Annual Compensation
                                                   --------------------------------------------------
                                                                                       Other Annual
Name and Principal Position                         Year       Salary      Bonus     Compensation (1)
------------------------------------------------   ------   -----------   -------   -----------------
William P. Doyle ...............................   1997      $329,770        -              -
President and Chief Executive Officer              1996       105,220        -              -
James J. Urbaniak ..............................   1997       220,000        -              -
Executive Vice President for Marketing and Sales   1996        72,213        -              -

------------
(1) The aggregate value of benefits to be reported under the "Other Annual Compensation" column did not exceed the lesser of $50,000 or 10% of the total of annual salary and bonus reported for the Named Executive Officers.

Employment Agreements

     In June 1997, the Company entered into employment agreements with each of William P. Doyle and James J. Urbaniak to serve as the Chairman of the Board, President and Chief Executive Officer and the Executive Vice President for Marketing and Sales of the Company, respectively. Pursuant to such agreements, Messrs. Doyle and Urbaniak receive annual base salaries of $330,000 and $220,000, respectively, and are entitled to participate in the Company's Performance Bonus Plan described below. Mr. Doyle shall also be granted stock options to purchase 370,000 shares of Common Stock under the Company's 1998 Stock Option Plan effective upon completion of this offering. The employment agreements will be amended upon completion of this offering to extend through the fifth anniversary of such date, subject to earlier termination by the Company in the event of a material breach by such individual of their respective agreement. Each of Messrs. Doyle and Urbaniak has agreed to devote all of his business and professional time to the Company. Each of Messrs. Doyle and Urbaniak has also agreed to certain covenants (i) restricting him from engaging in any activities competitive with the business of the Company during the term of his employment agreement and for one year thereafter, (ii) prohibiting him from disclosure of confidential information regarding the Company at any time and (iii) confirming that all intellectual property developed by him and relating to the business of the Company constitutes the sole property of the Company.

     The Company intends to enter into employment agreements with each of Ronald L. Cowley, Nicholas R. Wood and Dr. Revere D. Perkins to continue in the positions listed above for three-year terms, commencing at the completion of this offering, under which each individual will devote his full business and professional time to the Company. Pursuant to such agreements, the Company contemplates paying base annual salaries of approximately $405,000 in total to such individuals, plus incentive compensation as determined by the Company's Board of Directors. The agreements will additionally provide for covenants (i) restricting the individual from engaging in any activities competitive with the business of the Company during the term of his employment agreement and for one year thereafter, (ii) prohibiting him from disclosure of confidential information regarding the Company at any time and (iii) confirming that all intellectual property developed by him and relating to the business of the Company constitutes the sole property of the Company. Each employment agreement is expected to provide for the termination of the individual by the Company without "cause" upon 90 days' prior written notice and a lump sum severance payment equal to two months' base salary.

Performance Bonus Plan

     In June 1998, the Company's directors approved the general terms of a performance bonus plan (the "Plan") for executive officers and key employees. The Plan provides for a bonus pool from which performance-based incentive bonuses may be distributed to eligible employees of the Company. Once a year, the Board of Directors will determine the size of the bonus pool based on, among other factors, overall Company performance and general economic environment. Executive officers and key employees will be eligible to participate in the Plan. The bonus pool will be distributed on an annual basis, following the completion of the Company's annual audit, to eligible personnel. The Plan will be administered by the Company's President. In fiscal 1998, it is currently contemplated that William P. Doyle and James J. Urbaniak, the Company's President and Chief Executive Officer and its Executive Vice President for Marketing and Sales, respectively, will (subject to their continued employment with the Company) be entitled to receive an aggregate of approximately 45% of the bonus pool, if any, payable under the Plan for such year.

Stock Option Plan

     Under the Company's 1998 Stock Option Plan (the "1998 Plan"), which was adopted by both the Company's stockholders and Board of Directors in June 1998, an aggregate of 1,000,000 shares of Common Stock are reserved for issuance upon exercise of stock options. The 1998 Plan is designed as a means to retain and motivate key employees and directors. After this offering, the Compensation Committee of the Board of Directors will administer and interpret the 1998 Plan and be authorized to grant options thereunder to all eligible employees of the Company, including officers and directors who are employees of the Company. Non-employee directors and consultants are also eligible to receive stock options under the 1998 Plan.

     The 1998 Plan provides for the granting of both incentive stock options (as defined in Section 422 of the Internal Revenue Code) and nonqualified stock options. Options are granted under the 1998 Plan on such terms and at such prices as determined by the Compensation Committee, except that the per share exercise price of incentive stock options cannot be less than the fair market value of the Common Stock on the date of grant. Each option is exercisable after the period or periods specified in the option agreement, but no option may be exercisable after the expiration of ten years from the date of grant. Incentive stock options granted under the 1998 Plan are not transferable other than by will or by the laws of descent and distribution. The Compensation Committee has the authority to amend or terminate the 1998 Plan, provided that no such action may impair the rights of the holder of any outstanding option without the written consent of such holder, and provided further that certain amendments of the 1998 Plan are subject to stockholder approval. Unless terminated sooner, the 1998 Plan will terminate on June 14, 2008.

     In June 1998, the Company's Board of Directors awarded, effective upon the completion of this offering, non-qualified stock options under the 1998 Plan to William P. Doyle, the Company's President and Chief Executive Officer, entitling him to purchase 370,000 shares of Common Stock at an exercise price equal to the initial public offering price of the Common Stock. Such stock options are exercisable over a period of five years, subject to the achievement of annual performance milestones, at the rate of 20% of the number of options granted in each of 1999 through 2004, inclusive, commencing one year after the completion of this offering and, unless exercised, expire in July 2006 (subject to prior termination in accordance with his stock option agreement). The stock options awarded to Mr. Doyle constituted an issuance agreed upon by the Company's other stockholder, and adopted by the Company's Board of Directors, in connection with Mr. Doyle's invention of the ICM software. The Company's Board of Directors also awarded, effective following the completion of this offering, non-qualified stock options under the 1998 Plan to approximately eight other employees of the Company (which did not include any of the individuals named under "--Executive Officers, Key Employees and Directors" above), entitling them to purchase an aggregate of approximately 88,000 shares of Common Stock, all of which provide for an exercise price equal to the initial public offering price of the Common Stock and are exercisable over a period ranging from one to five years after the completion of this offering. The Company intends to register under the Securities Act shares reserved for issuance pursuant to the 1998 Plan.

Limitation of Liability and Indemnification

     Pursuant to the provisions of the Delaware General Corporation Law (the "Delaware Law"), the Company has adopted provisions in its Certificate of Incorporation which provide that directors of the Company shall not be personally liable for monetary damages to the Company or its stockholders for a breach of fiduciary duty as a director, except for liability as a result of (i) a breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) an act related to the unlawful stock repurchase or payment of a dividend under Section 174 of the Delaware Law, and (iv) transactions from which the director derived an improper personal benefit. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

     The Company's Certificate of Incorporation also authorizes the Company to indemnify its officers, directors and other agents, in accordance with the Company's by-laws, agreements or otherwise, to the full extent permitted under the Delaware Law. The Company intends to enter into indemnification agreements with its directors and officers which may, in some cases, be broader than the specific indemnification provisions contained in the Delaware Law. The indemnification agreements may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

     At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable.

                            PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of July 31, 1998, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by: (i) each of the Named Executive Officers, (ii) each of the Company's directors who beneficially owns any shares, (iii) all directors and executive officers of the Company as a group, and (iv) each other person known by the Company to own beneficially more than 5% of the Company's Common Stock. Except as otherwise noted, the persons named in this table, based upon information provided by such persons, have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.




                                                                                  Percentage of Outstanding
                                                                                       Common Stock
                                                      Number of Shares               Beneficially Owned
                                                       of Common Stock       -----------------------------------
Name and Address of Beneficial Owner (1)           Beneficially Owned (2)     Before Offering     After Offering
-----------------------------------------------   ------------------------   -----------------   ---------------
William P. Doyle ..............................          2,220,000                  60.0%              37.0%
James J. Urbaniak .............................          1,480,000                  40.0%              24.7%
All directors and executive officers as a group
 (7 persons) ..................................          3,700,000                 100.0%              61.7%

------------
(1) Unless otherwise indicated, the address of each beneficial owner is c/o Metalogics, Inc., Riverview Historical Plaza, 33-41 Newark Street, Suite 4-C, Hoboken, New Jersey 07030.

(2) Shares beneficially owned and percentage of ownership are based on 3,700,000 shares of Common Stock outstanding before this offering and 6,000,000 shares of Common Stock to be outstanding after the completion of this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or dispositive power with respect to such shares.



                             CERTAIN TRANSACTIONS

     In December 1997, the Company entered into a consulting agreement with Vice Admiral Daniel L. Cooper, a director of the Company, pursuant to which Vice Admiral Cooper renders advice relating to, among other matters, the organizational structure of the Company and the appointment of management. Under the consulting agreement, Vice Admiral Cooper is entitled to receive a $1,000 retainer per quarter and $1,000 per day for services rendered, plus the reimbursement of out-of-pocket expenses. Vice Admiral Cooper also receives $1,000 for each meeting of the Board of Directors or committees thereof attended. For the three months ended March 31, 1998, Vice Admiral Cooper received total payments of $2,584 from the Company, which did not include any amount for Board meetings attended. See "Management -- Compensation of Directors." The consulting agreement is automatically renewable for successive one-year terms, and may be terminated with at least 30 days' written notice by either party prior to the end of any term.

     In 1996, the Company entered into a subcontracting agreement with Microworks, Inc., a corporation owned by the brother of William P. Doyle, the President and Chief Executive Officer of the Company. During 1996 and 1997, the Company was paid a total of $186,200 and $43,950, respectively, from this corporation for software development services.

     The Company's Certificate of Incorporation provides for indemnification of the Company's officers and directors in certain circumstances. The Company intends to enter into indemnification agreements with each of its directors and executive officers. See "Management -- Limitation of Liability and Indemnification."

                           DESCRIPTION OF SECURITIES


General

     The Company's authorized capital stock consists of (i) 20,000,000 shares of Common Stock, par value $.0001 per share, and (ii) 5,000,000 shares of Preferred Stock, par value $.0001 per share. As of the date of this Prospectus, an aggregate of 3,700,000 shares of Common Stock were outstanding and held by William P. Doyle and James J. Urbaniak, the President and Chief Executive Officer and the Executive Vice President for Marketing and Sales, respectively. No shares of Preferred Stock have been issued or are outstanding.


Common Stock

     The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of the dissolution, liquidation or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities of the Company. All outstanding shares of Common Stock are fully paid and nonassessable.

     The holders of Common Stock do not have any subscription, redemption or conversion rights, nor do they have any preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares. Accordingly, if the Company were to elect to sell additional shares of Common Stock following this offering, persons acquiring Common Stock in this offering would have no right to purchase additional shares, and as a result, their percentage equity interest in the Company would be reduced.

     Pursuant to the Company's By-laws, except for any matters which, pursuant to the Delaware Law, require a greater percentage vote for approval, the holders of a majority of the outstanding Common Stock, if present in person or by proxy, are sufficient to constitute a quorum for the transaction of business at meetings of the Company's stockholders. Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to the vote of Company stockholders. Except as to any matters which, pursuant to Delaware Law, require a greater percentage vote for approval, the affirmative vote of the holders of a majority of the Common Stock present in person or by proxy at any meeting (provided a quorum as aforesaid is present thereat) is sufficient to authorize, affirm or ratify any act or action, including the election of directors.

     The holders of Common Stock do not have cumulative rights. Accordingly, the holders of more than half of the outstanding shares of Common Stock can elect all of the directors to be elected in any election, if they choose to do so. In such event, the holders of the remaining shares of Common Stock would not be able to elect any directors. The Board is empowered to fill any vacancies on the Board created by the resignation, death or removal of directors.

     In addition to voting at duly called meetings at which a quorum is present in person or by proxy, Delaware Law and the Company's By-laws provide the stockholders may take action without the holding of a meeting by written consent or consents signed by the holders of a majority of the outstanding shares of the capital stock of the Company entitled to vote thereon. Prompt notice of the taking of any action without a meeting by less than unanimous consent of the stockholders will be given to those stockholders who do not consent in writing to the action. The purposes of this provision are to facilitate action by stockholders and to reduce the corporate expense associated with annual and special meetings of stockholders. Pursuant to the rules and regulations of the Commission, if stockholder action is taken by written consent, the Company will be required to send to each stockholder entitled to vote on the matter acted on, but whose consent was not solicited, an information statement containing information substantially similar to that which would have been contained in a proxy statement.

Preferred Stock

     The Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the number of shares constituting any such series, the voting powers, designation, preferences and relative participation, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights and dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the stockholders. The issuance of Preferred Stock by the Board of Directors could affect the rights of the holders of Common Stock. For example, such issuance could result in a class of securities outstanding that would have preferences with respect to voting rights and dividends, and in liquidation, over the Common Stock, and could (upon conversion or otherwise) enjoy all of the rights appurtenant to Common Stock.

     The authority possessed by the Board of Directors to issue Preferred Stock could potentially be used to discourage attempts by others to obtain control of the Company through merger, tender offer, proxy contest or otherwise by making such attempts more difficult to achieve or more costly. The Board of Directors may issue the Preferred Stock with voting and conversion rights that could adversely affect the voting power of the holders of Common Stock. There are no agreements for the issuance of Preferred Stock and the Board of Directors has no present intention to issue Preferred Stock.

Delaware Anti-Takeover Law

     The Company is subject to Section 203 of the Delaware Law, which prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless
(i) prior to the date of the business combination, the transaction is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, or (iii) on or after such date, the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person, who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

Transfer Agent and Registrar

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Prior to this offering, there has not been any public market for the Common Stock and there can be no assurance that a significant public market for the Common Stock will be developed or sustained after this offering. Sales of substantial amounts of Common Stock in the public market after this offering, or the possibility of such sales occurring, could adversely affect prevailing market prices of the Common Stock or the future ability of the Company to raise capital through an offering of equity securities.

     Upon the completion of this offering, the Company will have outstanding 6,000,000 shares of Common Stock. Of such shares, the 2,300,000 shares of Common Stock sold in the offering (assuming no exercise of the Underwriters' over-allotment option) will be freely tradeable in the public market without restriction under the Securities Act, unless purchased by "affiliates" of the Company, as defined in Rule 144 under the Securities Act.

     The remaining 3,700,000 shares of Common Stock outstanding are "restricted securities," as defined in Rule 144 under the Securities Act (the "Restricted Shares"). The Restricted Shares were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted Shares may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

     All officers, directors, stockholders and optionholders of the Company have agreed that they will not, without the prior written consent of Cruttenden Roth Incorporated on behalf of the Underwriters (which consent may be withheld in its sole discretion) and subject to certain limited exceptions, offer, pledge, sell, contract to sell, sell any option or contract to purchase, sell short, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or enter into any swap or similar agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, for a period of 12 months commencing on the date of this Prospectus; provided that such restrictions do not apply to shares of Common Stock sold or purchased in this offering or to shares of Common Stock purchased in the open market following this offering. Cruttenden Roth Incorporated, on behalf of the Underwriters, may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. In addition, the Company has agreed that, for a period of 12 months after the date of this Prospectus, it will not, without the consent of Cruttenden Roth Incorporated, make any offering, sale or other disposition of any shares of Common Stock or other securities convertible into or exchangeable or exercisable for shares of Common Stock (or agreement for such) except for the grant of options to purchase shares of Common Stock pursuant to its 1998 Stock Option Plan and shares of Common Stock issued pursuant to the exercise of options granted under such plan, provided that such options shall not vest, or the Company shall obtain the written consent of the holder thereof not to transfer such shares, until the end of such 12-month period. See "Management--Stock Option Plan" and "Underwriting."

     Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, imposed under Rule 144. In general, under Rule 144, as amended, beginning 90 days after the date of this Prospectus, a person (or persons whose shares of the Company are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner who is not an affiliate of the Company) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock (approximately 60,000 shares following this offering), or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner who is not an affiliate of the Company) is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

                                 UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), for whom Cruttenden Roth Incorporated, Josephthal & Co. Inc. and Barington Capital Group, L.P. are acting as Representatives, have severally agreed to purchase from the Company and the Company has agreed to sell to the Underwriters, the respective number of shares of Common Stock set forth opposite each Underwriter's name below:

                                                      Number
          Underwriters                               of Shares
          ------------                              ----------
          Cruttenden Roth Incorporated ..........
          Josephthal & Co. Inc. .................
          Barington Capital Group, L.P. .........
                                                    ---------
            Total ...............................   2,300,000
                                                    =========


     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company's counsel and independent public accountants. The nature of the Underwriters' obligation is such that they are committed to purchase and pay for all the shares of Common Stock if any are purchased.

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and
to certain dealers at such price less a concession not in excess of $       per
share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $ per share to certain brokers and dealers. After the initial public offering of the shares, the public offering price and other selling terms may be changed by the Representatives. No change in such terms shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.

     The Company has granted an option to the Underwriters, exercisable for a period of 45 days after the date of this Prospectus, to purchase up to an additional 345,000 shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. The Underwriters may exercise this option only to cover over-allotments, if any. To the extent that the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares of Common Stock in approximately the same proportion as set forth in the above table.

     All of the Company's officers, directors, stockholders and optionholders have agreed that they will not, without the prior written consent of Cruttenden Roth Incorporated (which consent may be withheld in its sole discretion) and subject to certain limited exceptions, offer, pledge, sell, contract to sell, sell any option or contract to purchase, sell short, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or enter into any swap or similar agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, for a period of 12 months commencing on the date of this Prospectus; provided that such restrictions do not apply to shares of Common Stock sold or purchased in this offering or to shares of Common Stock purchased in the open market following this offering. Cruttenden Roth Incorporated, on behalf of the Underwriters, may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. In addition, the Company has agreed that, for a period of 12 months after the date of this Prospectus, it will not, without the consent of Cruttenden Roth Incorporated, make any offering, sale or other disposition of any shares of Common Stock of the Company or other securities convertible into or exchangeable or exercisable for shares of Common Stock (or agreement for such) except for the grant of options to purchase shares of Common Stock pursuant to its 1998 Stock Option Plan and shares of Common Stock issued pursuant to the exercise of options granted under such plan, or the Company shall obtain the written consent of the holder thereof not to transfer such shares, until the end of such 12-month period. See "Management--Stock Options" and "Shares Eligible for Future Sale."

     The Company has agreed to issue to the Representatives, for a total of $230, warrants (the "Representatives' Warrants") to purchase up to 230,000 shares of Common Stock at an exercise price per share equal to 120% of the initial public offering price. The Representatives' Warrants are exercisable for a period of four years beginning one year after the date of this Prospectus, and will be restricted from sale, transfer, assignment or hypothecation for a period of one year after the date of this Prospectus, except to officers or partners of the Underwriters and members of the selling group. The holders of the Representatives' Warrants will have no voting, dividend or other stockholder rights until the Representatives' Warrants are exercised. In addition, the Company has granted certain rights to the holders of the Representatives' Warrants to register the Representatives' Warrants and the Common Stock underlying the Representatives' Warrants under the Securities Act.

     The Representatives have advised the Company that they do not expect any sales of the shares of Common Stock offered hereby to be made to discretionary accounts controlled by the Underwriters.

     Prior to this offering, there has been no established trading market for the Common Stock. Consequently, the initial public offering price for the Common Stock offered hereby will be determined by negotiation between the Company and the Representatives. Among the factors to be considered in such negotiations are the preliminary demand for the Common Stock, the prevailing market and economic conditions, the Company's results of operations, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, an assessment of the Company's management, the consideration of these factors in relation to the market valuation of comparable companies in related businesses, the current condition of the markets in which the Company operates, and other factors deemed relevant. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to this offering at or above the initial public offering price.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters and their controlling persons against certain liabilities under the Securities Act or will contribute to payments the Underwriters and their controlling persons may be required to make in respect thereof.

     During and after this offering, the Underwriters may purchase and sell Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with this offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in this offering for their account may be reclaimed by the syndicate if such shares are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock which may be higher than the price that might otherwise prevail in the open market. Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued at any time.

     The foregoing is a summary of the principal terms of the Underwriting Agreement and the Representatives' Warrants, does not purport to be complete and is qualified in its entirety by reference to the form of Underwriting Agreement and the form of Representatives' Warrant which have been filed as exhibits to the Company's Registration Statement.


                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Greenberg Traurig, New York, New York. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Freshman, Marantz, Orlanski, Cooper & Klein, a law corporation, Beverly Hills, California.


                                    EXPERTS

     The financial statements of the Company as of December 31, 1996 and 1997, and for the period from February 20, 1996 (date of inception) to December 31, 1996 and the year ended December 31, 1997 included in this Prospectus and elsewhere in the Registration Statement have been so included in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, upon authority of said firm as experts in auditing and accounting. The report of KPMG Peat Marwick LLP on the aforementioned financial statements contains an explanatory paragraph that states that the Company's recurring losses from operations since inception, working capital deficiency and net capital deficiency raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                            ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (which term shall include any amendments thereto) on Form SB-2 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto, and the financial statements and notes filed as a part thereof. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved. The Registration Statement, including the exhibits thereto and the financial statements and notes filed as a part thereof, as well as such reports and other information filed with the Commission, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part thereof may be obtained from the Commission upon the payment of certain fees prescribed by the Commission. Such reports and other information may also be inspected without charge at a Web site maintained by the Commission. The address of such site is http://www.sec.gov.

                               METALOGICS, INC.

                         INDEX TO FINANCIAL STATEMENTS



                                                                                              Page
                                                                                             -----
Independent Auditors' Report .............................................................    F-2

Balance Sheets as of December 31, 1996 and 1997 and as of March 31, 1998 (unaudited) .....    F-3

Statements of Operations for the period from February 20, 1996 (inception) to December 31,
   1996 and for the year ended December 31, 1997 and for the three months ended March 31,
   1997 (unaudited) and March 31, 1998 (unaudited) .......................................    F-4

Statements of Stockholders' Deficit for the period from February 20, 1996 (inception) to
   December 31, 1996 and for the year ended December 31, 1997 and for the three months
   ended March 31, 1998 (unaudited) ......................................................    F-5

Statements of Cash Flows for the period from February 20, 1996 (inception) to December 31,
   1996 and the year ended December 31, 1997 and for the three months ended March 31, 1997
   (unaudited) and March 31, 1998 (unaudited) ............................................    F-6

Notes to Financial Statements ............................................................    F-7

                         Independent Auditors' Report


The Board of Directors and Stockholders
Metalogics, Inc.:

     We have audited the accompanying balance sheets of Metalogics, Inc. as of December 31, 1996 and 1997, and the related statements of operations, stockholders' deficit and cash flows for the period from February 20, 1996 (inception) to December 31, 1996 and for the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opionion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Metalogics, Inc. as of December 31 1996 and 1997, and the results of its operations and its cash flows for the period from February 20, 1996 (inception) to December 31, 1996 and for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the financial statements, the Company's recurring losses from operations since inception, working capital deficiency and net capital deficiency raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                                   KPMG Peat Marwick LLP



New York, New York
May 15, 1998, except for Note 7, which
is as of July 27, 1998

                               METALOGICS, INC.


                                BALANCE SHEETS

                                                               December 31,              March 31,
                                                       -----------------------------   ------------
                                                            1996            1997           1998
                       ASSETS                          -------------   -------------   ------------
                                                                                        (unaudited)
Current assets:
 Cash ..............................................     $  11,877      $    1,572     $ 129,201
 Trade accounts receivable .........................       120,314          68,200        88,404
 Due from officers .................................        23,255              --            --
 Prepaid expenses ..................................            --           9,439            --
                                                         ---------      ----------     ----------
   Total current assets ............................       155,446          79,211       217,605
                                                         ---------      ----------     ----------

Property and equipment, at cost:
 Computer equipment ................................        16,337         108,915       186,880
 Less accumulated depreciation .....................        (2,268)        (20,138)      (31,964)
                                                         ---------      ----------     ----------
   Property and equipment, net .....................        14,069          88,777       154,916

Deferred offering costs ............................            --              --        67,000
Security deposits ..................................            --          21,851        21,851
                                                         ---------      ----------     ----------
   Total assets ....................................     $ 169,515      $  189,839     $ 461,372
                                                         =========      ==========     ==========

       LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
 Trade accounts payable ............................     $      --      $  169,048     $ 249,533
 Accrued expenses ..................................            --         147,032       218,913
 Due to officers ...................................            --              --        20,855
 Income taxes payable ..............................        83,907          18,598        15,098
 Accrued salaries, wages and payroll taxes .........       104,371         480,323       652,296
 Deferred revenue ..................................            --              --       174,300
                                                         ---------      ----------     ----------
   Total current liabilities .......................       188,278         815,001     1,330,995
                                                         ---------      ----------     ----------
Stockholders'deficit:
 Preferred stock; $0.0001 par value; 5,000,000
   shares authorized; none outstanding .............            --              --            --
 Common stock; $0.0001 par value; 20,000,000
   shares authorized; 3,700,000 shares issued and
   outstanding .....................................           370             370           370
 Additional paid-in capital ........................           130             130           130
 Accumulated deficit ...............................       (19,263)       (625,662)     (870,123)
                                                         ---------      ----------     ----------
   Total stockholders' deficit .....................       (18,763)       (625,162)     (869,623)
                                                         ---------      ----------     ----------
Commitments and contingencies
   Total liabilities and stockholders'
    deficit ........................................     $ 169,515      $  189,839     $ 461,372
                                                         =========      ==========     ==========


                See accompanying notes to financial statements.

                               METALOGICS, INC.


                           STATEMENTS OF OPERATIONS

                                                    Period from
                                                 February 20, 1996
                                                     (inception)                              Three months ended
                                                         to             Year ended                 March 31,
                                                    December 31,       December 31,    --------------------------------
                                                        1996               1997             1997              1998
                                                 ------------------   --------------   --------------   ---------------
                                                                                                   (unaudited)
Revenue, net of contract expenses ............       $  407,201        $ 1,649,699       $  208,950       $   432,945
Cost of revenue ..............................          280,612          1,079,495          137,755           240,839
                                                     ----------        -----------     ------------       -----------
Gross profit .................................          126,589            570,204           71,195           192,106
Operating expenses:
 Selling, general, and administrative
   expenses ..................................           59,327            781,062           99,455           322,436
 Depreciation ................................            2,268             17,870            1,113            11,826
 Research and development ....................               --            443,842            2,512           102,364
                                                     ----------        -----------     ------------       -----------
   Income (loss) from operations .............           64,994           (672,570)         (31,885)         (244,520)
                                                     ----------        -----------     ------------       -----------
Interest income ..............................               --                862               --                59
                                                     ----------        -----------     ------------       -----------
   Income (loss) before income taxes .........           64,994           (671,708)         (31,885)         (244,461)
                                                     ----------        -----------     ------------       -----------
Income tax expense (benefit) .................           84,257            (65,309)          32,307                --
                                                     ----------        -----------     ------------       -----------
   Net loss ..................................       $  (19,263)       $  (606,399)      $  (64,192)      $  (244,461)
                                                     ==========        ===========     ============       ===========
Net loss per share - basic ...................       $    (0.01)       $     (0.16)      $    (0.02)      $     (0.07)
                                                     ==========        ===========     ============       ===========
Weighted average number of shares
 outstanding .................................        3,700,000          3,700,000        3,700,000         3,700,000
                                                     ==========        ===========     ============       ===========

                See accompanying notes to financial statements.

                               METALOGICS, INC.

                      STATEMENTS OF STOCKHOLDERS' DEFICIT

                                               Common Stock        Additional
                                          ----------------------     paid-in       Accumulated
                                             Shares      Amount      capital         deficit           Total
                                          -----------   --------   -----------   --------------   --------------
Issuance of common stock to
 founders for cash ....................    3,700,000      $370         $130        $       --       $      500
Net loss for the period from
   February 20, 1996 (inception) to
   December 31, 1996 ..................           --        --           --           (19,263)         (19,263)
                                           ---------      ----         ----        ----------       ----------
Balances at December 31, 1996 .........    3,700,000       370          130           (19,263)         (18,763)
Net loss for the year .................           --        --           --          (606,399)        (606,399)
                                           ---------      ----         ----        ----------       ----------
Balances at December 31, 1997 .........    3,700,000       370          130          (625,662)        (625,162)
Net loss for the period (unaudited)....           --        --           --          (244,461)        (244,461)
                                           ---------      ----         ----        ----------       ----------
Balances at March 31, 1998
 (unaudited) ..........................    3,700,000      $370         $130        $ (870,123)      $ (869,623)
                                           =========      ====         ====        ==========       ==========

                See accompanying notes to financial statements.

                               METALOGICS, INC.

                           STATEMENTS OF CASH FLOWS

                                             Period from
                                            February 20,
                                                1996                                Three months ended
                                           (inception) to      Year ended               March 31,
                                            December 31,      December 31,    ------------------------------
                                                1996              1997             1997            1998
                                          ----------------   --------------   -------------   --------------
                                                                                       (unaudited)
Cash flows from operating activities:
 Net loss .............................      $  (19,263)       $ (606,399)     $  (64,192)      $ (244,461)
  Adjustments to reconcile net loss to
   net cash provided by (used in) oper-
   ating activities:
   Depreciation .......................           2,268            17,870           1,113           11,826
      Changes in operating assets and
        liabilities:
    Trade accounts receivable .........        (120,314)           52,114        (130,068)         (20,204)
    Due from officers .................         (23,255)           23,255          23,255               --
    Prepaid expenses ..................              --            (9,439)             --            9,439
    Security deposits .................              --           (21,851)             --               --
    Trade accounts payable ............              --           169,048          14,003           80,485
    Accrued expenses ..................              --           147,032          23,135           71,881
    Due to officers ...................              --                --              --           20,855
    Income taxes payable ..............          83,907           (65,309)         32,307           (3,500)
    Accrued salaries, wages and
      payroll .........................         104,371           375,952          88,570          171,973
    Deferred revenue ..................              --                --              --          174,300
                                             ----------        ----------      ----------       ----------
        Net cash provided by (used in)
          operating activities ........          27,714            82,273         (11,877)         272,594
                                             ----------        ----------      ----------       ----------
Cash flows from investing activities:
 Capital expenditures .................         (16,337)          (92,578)             --          (77,965)
                                             ----------        ----------      ----------       ----------
          Net cash used in investing
            activities ................         (16,337)          (92,578)             --          (77,965)
                                             ----------        ----------      ----------       ----------
Cash flows from financing activites:
    Proceeds from issuance of common
      stock to founders ...............             500                --              --               --
 Deferred offering costs ..............              --                --              --          (67,000)
                                             ----------        ----------      ----------       ----------
        Net cash provided by (used in)
          financing activities ........             500                --              --          (67,000)
                                             ----------        ----------      ----------       ----------
       Net increase (decrease) in cash.          11,877           (10,305)        (11,877)         127,629
Cash at beginning of period ...........              --            11,877          11,877            1,572
                                             ----------        ----------      ----------       ----------
Cash at end of period .................      $   11,877        $    1,572      $       --       $  129,201
                                             ==========        ==========      ==========       ==========

                See accompanying notes to financial statements.

                               METALOGICS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1996 and 1997
        (All Information Subsequent to December 31, 1997 is Unaudited)

(1) Summary of Significant Accounting Policies and Practices


  (a) Description of Business

      Metalogics, Inc., a Delaware corporation (the "Company"), develops, markets and implements enterprise management software and services predominantly to the healthcare industry. The Company's proprietary software, known as its ICM software, can be used to manage Y2K compliance, the driving force of the Company's current growth, as well as inventory configuration and control, asset management, and network diagnosis and troubleshooting. The Company's ICM software is composed of four Internet-compatible and Java-based software modules that allow the Company's clients to assess specific interactions and problems, including Y2K compliance issues, within their total computer network. This assessment can be performed either on-site or remotely utilizing the Internet. Using its ICM software database, the Company can provide its clients an ongoing turnkey system to manage their computer networks and information systems, or manage the clients' systems on an outsourcing basis.

      The Company is subject to the risks inherent in the establishment of a new high technology business enterprise. To address these risks, the Company must, among other things, enter into and maintain key strategic alliances, respond to competitive developments, effectively market its software products and attract, retain and motivate qualified personnel. The Company's decision to focus efforts on its enterprise management system is predicated on the assumption that, in the future, the number of users of the Company's system will be large enough to permit the Company to operate profitably.

      The Company was incorporated on February 20, 1996, however, the Company commenced operations in April 1996 and had no other activity other than the sale of common stock to its founders prior to April 1, 1996.

      The Company has incurred losses from operations since inception. Management intends to continue to develop and market its products in order to generate future sales. In addition, the Company is actively pursuing additional financing sources. Management believes that it can successfully develop and market its products and obtain additional necessary financing (see Note 7); however, there can be no assurance that it will be able to do so. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

  (b) Revenue Recognition

      The Company's contracts with its clients provide for two principal sources of revenue: consulting fees from its enterprise management services and licensing and maintenance fees from its ICM software. All of the Company's client contracts to date have been "fixed fee" contracts, pursuant to which the Company is paid a fixed amount for delineated tasks. Fixed fees contracts are accounted for under the percentage-of-completion method. Such revenue is determined by the percentage of labor and overhead costs incurred to date to total estimated labor and overhead costs for each contract. Estimated losses on contracts are recorded when identified. Fixed fee contract costs include all direct labor and material costs and those indirect costs related to contract performance.

      Revenue from computer hardware equipment sales are recognized in the period the equipment is delivered. Revenue from computer hardware equipment sales were $0 and $65,000 in 1996 and 1997, respectively, and $34,622 (unaudited) for the three months ended March 31, 1998.

      The Company recognizes software license revenue in accordance with Statement of Position 97-2, "Software Revenue Recognition." The Company records an account receivable and deferred revenue upon shipment and invoicing of a software license to a customer. The Company recognizes software license revenue upon completion of the product installation provided that no significant vendor obligation exists, which the Company's management has generally determined to occur at the point in time at

                               METALOGICS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1996 and 1997
 (All Information Subsequent to December 31, 1997 is Unaudited)  -- (Continued)


(1) Summary of Significant Accounting Policies and Practices  -- (Continued)

      which the clients begin utilizing the Company's software. During the three months ended March 31, 1998, the Company recorded its first license fees of $35,000 from its ICM software. Customer-support revenue will be deferred and recognized ratably over the period covered by the customer support agreement, generally expected to be one year.

  (c) Product Development Costs

      Product development costs and enhancements to existing products are charged to operations as incurred. In accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed, development costs related to the software products are expensed as incurred until the technological feasibility of the product has been established. Technological feasibility in the Company's circumstances occurs when a working model is completed. The Company believes its process for developing software is essentially completed concurrent with the establishment of technological feasibility and, accordingly, no research and development costs have been capitalized to date.

  (d) Concentrations of Credit Risk

      Revenues associated with the Company's two major clients, as a percentage of total revenues, are as follows:



                                   February 20,
                                       1996,
                                    (inception)         Year
                                      through          ended
                                   December 31,     December 31,
                       Client         1996             1997
                     ----------   --------------   -------------
                          A            52%              97%
                          B            48%              --


      Clients of the Company are primarily from the healthcare industry. Accounts receivable regarding these significant clients, as a percentage of total accounts receivable, are as follows:




                                    December 31,     December 31,
                        Client         1996             1997
                      ----------   --------------   -------------
                           A            35%              100%
                           B            66%               --

      Todate, accounts receivable have been derived from clients located in the United States. The Company performs ongoing credit evaluations of its clients' financial condition and generally does not require collateral. The Company has not experienced any credit losses to date.

  (e) Fair Value of Financial Instruments

      Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, trade accounts receivable, trade accounts payable, accrued expenses and accrued salaries, wages and payroll taxes. At December 31, 1996 and 1997, the fair value of these instruments approximated their financial statement carrying amount due to their short-term nature.

  (f) Property and Equipment

      Property and equipment are stated at cost. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the related assets, generally ranging from 3 to 5 years.

                               METALOGICS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1996 and 1997
 (All Information Subsequent to December 31, 1997 is Unaudited)  -- (Continued)


(1) Summary of Significant Accounting Policies and Practices  -- (Continued)

  (g) Long-Lived Assets

      The Company evaluates the carrying value of its long-lived assets under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lives Assets to be Disposed Of" ("SFAS 121"). SFAS 121 requires impairment losses to be recorded on long-lived assets used in operations, including goodwill, when indications of impairment are present and the undiscounted future cash flows estimated to be generated by those assets are less than the assets' carrying amount.

      If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reported at the lower of the carrying value or fair value, less costs to sell. To date, no such impairment has been recorded.

  (h) Income Taxes

      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (i) Stock-Based Compensation

      The Company accounts for its stock-based employee compensation arrangements in accordance with provisions of APB No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation cost is recognized based on the difference, if any, on the date of grant between the fair value of the Company's stock and the amount an employee must pay to acquire the stock.

  (j) Loss Per Share

      Loss per share is presented in accordance with the provisions of SFAS No. 128, "Earnings Per Share" ("SFAS 128") and the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 98. SFAS 128 replaced the presentation of primary and fully diluted earnings (loss) per share ("EPS"), with a presentation of basic EPS and diluted EPS. Under SFAS 128, basic EPS excludes dilution for common stock equivalents and is computed by dividing income or loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and resulted in the issuance of common stock. Only basic EPS is presented as there are no common stock equivalents outstanding for all periods presented.

      Pursuant to SEC Staff Accounting Bulletin No. 98, common stock issued for nominal consideration, prior to the anticipated effective date of an initial public offering, are required to be included in the calculation of basic and diluted net loss per share, as if they were outstanding for all periods presented. To date, the Company has not had any issuances or grants for nominal consideration.

  (k) Use of Estimates

      Management of the Company has made a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                               METALOGICS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1996 and 1997
 (All Information Subsequent to December 31, 1997 is Unaudited)  -- (Continued)


(1) Summary of Significant Accounting Policies and Practices  -- (Continued)

  (l) Recent Accounting Pronouncements

      In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 129, "Disclosure of Information about Capital Structure" ("SFAS 129"). This statement establishes standards for disclosing information about an entry's capital structure. Adoption of SFAS No. 129 had no impact on the Company's existing disclosures.

      In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income (Statement 130) ("SFAS 130"). SFAS 130 establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expense, gains and losses) in a full set of general-purpose financial statements. SFAS 130, which is effective for fiscal years beginning after December 15, 1997, requires reclassification of financial statements for earlier periods to be provided for comparative purposes. The Company anticipates that implementing the provisions of SFAS 130 will not have a significant impact on the Company's existing disclosure.

      In June 1997, the FASB issued SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 establishes standards for the way that public business enterprises report information about operating segments, it also establishes standards for related disclosure about products and services, geographic areas and major customers. SFAS 131 is effective for fiscal years beginning after December 15, 1997. In the initial year of application, comparative information for earlier years must be restated. The Company adopted the provisions of SFAS 130 as of March 31, 1998. There were no differences between the Company's comprehensive loss and its reported net loss.

      In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. This statement is not expected to affect the Company as the Company currently does not have any derivative instruments or hedging activities.

  (m) Unaudited Interim Financial Statements

      The interim financial statements of the Company for the three months ended March 31, 1997 and 1998 included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the SEC. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations relating to interim financial statements. In the opinion of management, the accompanying unaudited interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company at March 31, 1997 and 1998, and the results of its operations and its cash flows for the three months ended March 31, 1997 and 1998.


(2) Due From Officer

    During 1996, the Company gave advances to two officers and stockholders of the Company. At December 31, 1996, the Company had an amount due from an officer of $23,255.

                               METALOGICS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1996 and 1997
 (All Information Subsequent to December 31, 1997 is Unaudited)  -- (Continued)


(3) Income Taxes


    The provision (benefit) for income taxes consists of the following:

                                          Current      Deferred        Total
                                       ------------   ----------   ------------
  Period from February 20, 1996
   (inception) to December 31, 1996:
    U.S. Federal ...................    $  65,309         $--       $  65,309
    State and local ................       18,948          --          18,948
                                        ---------         ---       ---------
                                        $  84,257          --       $  84,257
                                        =========         ===       =========
   Period ended December 31, 1997:
    U.S. Federal ...................      (65,309)         --         (65,309)
                                        ---------         ---       ---------
                                        $ (65,309)        $--       $ (65,309)
                                        =========         ===       =========

  The difference between the provision for income taxes computed at the statutory rate and the reported amount of tax expense (benefit) attributable to income before income taxes for the period from February 20, 1996 (inception) to December 31, 1996 and for the year ended December 31, 1997 are as follows:

                                                           1996           1997
                                                        ----------   --------------
       Tax expense at statutory rates ...............    $22,098       $ (228,381)
       Increase (reduction) in income taxes resulting
        from:
          Valuation allowance adjustment ............     49,532          182,791
          State and local income taxes, net of
           federal income tax benefit ...............      8,424          (40,530)
          Other, net ................................      4,203           20,811
                                                         -------       ----------
                                                         $84,257       $  (65,309)
                                                         =======       ==========

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1997 are presented below.

                                                               1996            1997
                                                           ------------   -------------
       Deferred tax assets:
        Net operating loss carryforwards ...............    $      --      $   82,988
        Accrued compensation and payroll taxes .........       49,532         149,335
                                                            ---------      ----------
          Total gross deferred tax assets. .............       49,532         232,323
       Less valuation allowance ........................      (49,532)       (232,323)
                                                            ---------      ----------
          Net deferred tax assets ......................    $      --      $       --
                                                            =========      ==========


  The valuation allowance for deferred tax assets as of December 31, 1996 and 1997 was $49,532 and $232,323, respectively. The net change in the total valuation allowance for the years ended December 31, 1996 and 1997 was $49,532 and $182,791, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.


  At December 31, 1997, the Company had net operating loss carryforwards for federal income tax purposes of approximately $179,000, which expire in the year 2012.

                               METALOGICS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1996 and 1997
 (All Information Subsequent to December 31, 1997 is Unaudited)  -- (Continued)


(4) Capitalization

    On December 31, 1997, the Company had 3,700,000 common shares outstanding. The Company had initially authorized 5,000,000 common shares, $0.0001 par value, with 3,700,000 common shares issued at March 30, 1996 to its founders, who are also officers of the Company. On July 27, 1998, the Company amended its certificate of incorporation to authorize 5,000,000 preferred shares and 20,000,000 common shares.


(5) Related Party Transactions

    The Company entered into a subcontracting agreement with Microworks, an affiliated company. This affiliated company is owned by the brother of the President and majority stockholder of the Company. During 1996 and 1997, the Company recorded subcontracting revenue of $186,200 and $43,950, respectively, from this related party.

(6) Commitments

    The Company leases office space under a non-cancelable operating lease expiring in 2000. Future minimum annual lease payments under this lease as of December 31, 1997 are as follows:




                  Year ending December 31
                  -----------------------
                      1998                            $27,300
                      1999                             27,300
                      2000                             11,400
                                                      -------
                    Total minimum lease payments      $66,000
                                                      =======


    Rent expense related to the office space lease for the period from February 20, 1996 (inception) to December 31, 1996 and for the year ended December 31, 1997 was $0 and $57,175, respectively. Prior to entering into its office space lease, the Company operated out of the residence of one of its officers and principal stockholders. The stockholder charged the Company rent expense of $7,000 and $6,000 for the period from February 20, 1996 (inception) to December 31, 1996 and for the year ended December 31, 1997, respectively.

(7) Subsequent Events (unaudited)


    Stock Option Plan

    In June 1998, the Company's stockholders and Board of Directors adopted the Company's 1998 Stock Option Plan (the "1998 Plan"), pursuant to which an aggregate of 1,000,000 shares of Common Stock are reserved for issuance upon exercise of stock options. The Compensation Committee of the Board of Directors will administer and interpret the 1998 Plan and be authorized to grant options thereunder to all eligible employees of the Company, including officers and directors who are employees of the Company. Non-employee directors and consultants are also eligible to receive stock options under the 1998 Plan.

    The 1998 Plan provides for the granting of both incentive stock options (as defined in Section 422 of the Internal Revenue Code) and nonqualified stock options. Options are granted under the 1998 Plan on such terms and at such prices as determined by the Compensation Committee, except that the per share exercise price of incentive stock options cannot be less than the fair market value of the Common Stock on the date of grant. Each option is exercisable after the period or periods specified in the option agreement, but no option may be exercisable after the expiration of ten years from the date of grant. Incentive stock options granted under the 1998 Plan are not transferable other than by will or by the laws of descent and distribution.

                               METALOGICS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1996 and 1997
 (All Information Subsequent to December 31, 1997 is Unaudited)  -- (Continued)


    (7) Subsequent Events (unaudited) -- (Continued)

    The Compensation Committee has the authority to amend or terminate the 1998 Plan, provided that no such action may impair the rights of the holder of any outstanding option without the written consent of such holder, and provided further that certain amendments of the 1998 Plan are subject to stockholder approval. Unless terminated sooner, the 1998 Plan will terminate on June 14, 2008.

    In July 1998, the Company's Board of Directors awarded, effective upon the completion of this offering, non-qualified stock options under the 1998 Plan to the Company's President and Chief Executive Officer, entitling him to purchase 370,000 common shares at an exercise price equal to the initial public offering price. In addition, the Company awarded, effective following the completion of this offering, 88,000 non-qualified stock options to employees all of which provide for an exercise price equal to the initial public offering price.


    Initial Public Offering and Related Transactions

    The Company is offering 2,300,000 shares of its common stock, par value $.0001 per share, in an initial public offering (the "Offering").


    Employment Agreements

    In April 1998, the Company entered into employment agreements with each of the Chairman of the Board, President and Chief Executive Officer and the Executive Vice President for Marketing and Sales of the Company, respectively. Pursuant to such agreements, the two officers receive annual base salaries of $330,000 and $220,000, respectively, and are entitled to participate in the Company's Performance Bonus Plan. The employment agreements will be amended at the completion of this offering to extend through the fifth anniversary of such date, subject to earlier termination by the Company in the event of a material breach by such individual of their respective agreement.


    Performance Bonus Plan

    In June 1998, the Company's directors approved the general terms of a performance bonus plan (the "Plan") for executive officers and key employees. The Plan provides for a bonus pool from which performance-based incentive bonuses may be distributed to eligible employees of the Company. Once a year, the Board of Directors will determine the size of the bonus pool based on, among other factors, overall Company performance and general economic environment. Executive officers and key employees will be eligible to participate in the Plan. The bonus pool will be distributed on an annual basis, following the completion of the Company's annual audit, to eligible personnel. The Plan will be administered by the Company's President.

===============================================================================

       No dealer, salesperson or any other person has been authorized to give any information or to make any representation other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Underwriter. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any date subsequent to the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.


                     -----------------------------------
                               TABLE OF CONTENTS





                                                Page
                                             ---------
Prospectus Summary .......................        3
Risk Factors .............................        7
Use of Proceeds ..........................       14
Dividend Policy ..........................       14
Capitalization ...........................       15
Dilution .................................       16
Selected Financial Data ..................       17
Management's Discussion and Analysis of
   Financial Condition and Results of
   Operations ............................       18
Business .................................       22
Management ...............................       33
Principal Stockholders ...................       37
Certain Transactions .....................       37
Description of Securities ................       38
Shares Eligible for Future Sale ..........       40
Underwriting .............................       41
Legal Matters ............................       42
Experts ..................................       42
Additional Information ...................       43
Index to Financial Statements ............      F-1

                     -----------------------------------

       Until       , 1998 (25 days after the date of this Prospectus), all
dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligations of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.
===============================================================================

===============================================================================

                               2,300,000 Shares



                               METALOGICS, INC.


                                 Common Stock








                                -------------
                                  Prospectus
                                -------------


                                [GRAPHIC OMITTED]

                              JOSEPHTHAL & CO. INC.


                                BARINGTON CAPITAL
                                     GROUP







                                      , 1998




===============================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 24. Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Restated Certificate of Incorporation and By-laws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including the circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the Registrant intends to enter into separate indemnity agreements with its directors and executive officers that require the Registrant, among other things, to indemnify then against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature) and to maintain directors' and officers' liability insurance, if available on reasonable terms.

     These indemnification provisions and the indemnity agreements to be entered into between the Registrant and its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant's directors and executive officers for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

     The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.


Item 25. Other Expenses of Issuance and Distribution

     The following table sets forth all costs and expenses payable by the Registrant in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All amounts shown are estimates except the Securities and Exchange Commission registration fee and the NASD filing fee.

         Securities and Exchange Commission registration fee .........    $ 11,202
         NASD filing fee .............................................       4,297
         Amex listing fee ............................................      35,000
         Accounting fees and expenses ................................      75,000
         Legal fees and expenses .....................................     165,000
         Printing and engraving expenses .............................     100,000
         Transfer agent and registrar fees ...........................       2,500
         Blue Sky fees and expenses ..................................      10,000
         Miscellaneous expenses ......................................      97,000
                                                                          --------
            Total ....................................................    $500,000
                                                                          ========

------------
* To be completed by amendment.

Item 26. Recent Sales of Unregistered Securities.

     (a) As of March 31, 1996, the Registrant sold 3,700,000 shares of Common Stock, of which (i) 2,220,000 shares were sold to William P. Doyle, the Registrant's President and Chief Executive Officer, for $300, and (ii) 1,480,000 shares were sold to James J. Urbaniak, the Registrant's Executive Vice President for Marketing and Sales, for $200. In June 1998, the Company's Board of Directors awarded, subject to the completion of this offering, stock options to purchase an aggregate of 458,000 shares of Common Stock to Mr. Doyle and eight other employees of the Company. No other issuance or sale of the Registrant's securities occurred during the last three years.

     (b), (c) There were no underwriters employed in connection with any of the transactions set forth in Item 26(a).

     (d) The issuances described in Items 26(a) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. In addition, the issuances described in Item 26(b) were deemed exempt from registration under the Securities Act in reliance on Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.


Item 27. Exhibits and Financial Statement Schedules.

     (a) Exhibits.

Exhibit No.     Description
-----------     ------------
 1.1            Form of Underwriting Agreement.

 3.1            Restated Certificate of Incorporation of the Company.

 3.2            By-Laws of the Company.

 4.1*           Specimen Common Stock Certificate.

 4.2            Form of Representatives' Warrant Agreement between the Company and the Representatives, including form of Representatives' Warrant.

 5.1            Opinion of Greenberg Traurig Hoffman Lipoff Rosen & Quentel.

10.1            Form of Indemnification Agreement.

10.2            1998 Stock Option Plan.

10.3            Employment Agreement, dated June 1, 1997, between the Company and William P. Doyle.

10.4            Employment Agreement, dated June 1, 1997, between the Company and James J. Urbaniak.

10.5            Master Teaming/Subcontract Agreement, effective as of January 1, 1997, between the
                Company and Comdisco, Inc.

10.6            Form of Consulting Agreement.

10.7            Form of Software Product License Agreement.

10.8            Riverview Historical Plaza Lease, dated May 7, 1997, between the Company and Riverview
                Historical Plaza.

11.1            Computation of Loss Per Share.

21.1            Subsidiaries of the Company.

23.1            Consent of KPMG Peat Marwick LLP.

23.2            Consent of Greenberg Traurig Hoffman Lipoff Rosen & Quentel (included in the opinion filed as
                Exhibit 5.1).

24.1            Power of Attorney (set forth on signature page of the Registration Statement).

27.1            Financial Data Schedule.

------------
* To be filed by amendment.

     (b) Financial Statement Schedules.

     None.

Item 28. Undertakings.
     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

       (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) The Registrant will provide to the underwriters at the closing(s) specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

       (4) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

       (5) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 23rd day of July 1998.

                                          METALOGICS, INC.



                                          By:/s/ William P. Doyle
                                            ---------------------------------
                                            William P. Doyle
                                            President and Chief Executive
                                            Officer


                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints William P. Doyle and James J. Urbaniak, or either of them, as his attorney-in-fact, each with full power of substitution for him in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments and any and all new registration statements filed pursuant to Rule 462 under the Securities Act of 1933 in connection with or related to the offering contemplated by this Registration Statement, as amended, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact or his substitute may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                     Signature                                         Title                            Date
                     ---------                                         -----                            ----
               /s/ William P. Doyle                 Chairman of the Board, President and Chief        July 23, 1998
-------------------------------------------------   Executive Officer (principal executive officer)
                  William P. Doyle


              /s/ James J. Urbaniak                 Executive Vice President for Marketing and        July 23, 1998
-------------------------------------------------   Sales and Director
                James J. Urbaniak


              /s/ Nicholas R. Wood                  Chief Financial Officer and Secretary             July 23, 1998
--------------------------------------------------  (principal financial and accounting officer)
                  Nicholas R. Wood


        /s/ Vice Admiral Daniel L. Cooper            Director                                         July 24, 1998
--------------------------------------------------
            Vice Admiral Daniel L. Cooper


         /s/ Dr. William K. Runyeon                  Director                                         July 24, 1998
--------------------------------------------------
             Dr. William K. Runyeon


         /s/ L. William Alter, Jr.                   Director                                         July 25, 1998
--------------------------------------------------
             L. William Alter, Jr.


                                 EXHIBIT INDEX




Exhibit No.     Description
-------------   -----------
 1.1           Form of Underwriting Agreement.

 3.1            Restated Certificate of Incorporation of the Company.

 3.2            By-Laws of the Company.

 4.1*           Specimen Common Stock Certificate.

 4.2            Form of Representatives' Warrant Agreement between the Company and the Representatives, including form of Representatives' Warrant.

 5.1            Opinion of Greenberg Traurig Hoffman Lipoff Rosen & Quentel.

10.1            Form of Indemnification Agreement.

10.2            1998 Stock Option Plan.

10.3            Employment Agreement, dated June 1, 1997, between the Company and William P. Doyle.

10.4            Employment Agreement, dated June 1, 1997, between the Company and James J. Urbaniak.

10.5            Master Teaming/Subcontract Agreement, effective as of January 1, 1997, between the
                Company and Comdisco, Inc.

10.6            Form of Consulting Agreement.

10.7            Form of Software Product License Agreement.

10.8            Riverview Historical Plaza Lease, dated May 7, 1997, between the Company and Riverview
                Historical Plaza.

11.1            Computation of Loss Per Share.

21.1            Subsidiaries of the Company.

23.1            Consent of KPMG Peat Marwick LLP.

23.2            Consent of Greenberg Traurig Hoffman Lipoff Rosen & Quentel (included in the opinion filed as
                Exhibit 5.1).

24.1            Power of Attorney (set forth on signature page of the Registration Statement).

27.1            Financial Data Schedule.

------------
* To be filed by amendment.